UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ORCHID CELLMARK INC.

(Name of Subject Company)

ORCHID CELLMARK INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share,

and, to the extent outstanding, associated preferred stock purchase rights

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

William J. Thomas

Vice President and General Counsel

4390 US Route One

Princeton, New Jersey 08540

(609) 750-2200

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

John J. Cheney, Esq.

Daniel T. Kajunski, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (together with its exhibits and annexes, this “Schedule 14D-9”) relates is Orchid Cellmark Inc., a Delaware corporation (“Orchid” or the “Company”). The principal executive offices of the Company are located at 4390 US Route One, Princeton, New Jersey 08540. The telephone number of the principal executive offices of the Company is (609) 750-2200. The Company’s website is www.orchidcellmark.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Orchid’s common stock, par value $0.001 per share (the “Common Stock”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of the Common Stock, the “Shares”). As of April 15, 2011, there were 29,992,186 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by OCM Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Laboratory Corporation of America Holdings (“LabCorp”), a Delaware corporation, to purchase all outstanding Shares at a purchase price of $2.80 per share (such price, or any different price per share as may be paid in the Offer, the “Offer Price”), net to the selling stockholder in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any schedules and exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by LabCorp and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 19, 2011. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 5, 2011, by and among LabCorp, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of LabCorp. At the effective time of the Merger (the “Effective Time”), each remaining issued and outstanding Share (other than Shares held (i) by the Company, LabCorp, Purchaser or any of their respective wholly owned subsidiaries, which Shares shall automatically be canceled and shall cease to exist with no consideration to be paid in exchange therefor, and (ii) by any stockholders of the Company who have properly demanded and perfected their appraisal rights under the DGCL) will be automatically converted into the right to receive the Offer Price, net to the stockholder in cash (the “Merger Consideration”), without interest thereon and subject to any tax withholding. The Merger Agreement is summarized in Section 13 of the Offer to Purchase and a copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Purchaser has negotiated a Top-Up Option (as hereinafter defined) under the Merger Agreement, which, in certain circumstances and subject to certain limitations, provides Purchaser with the option to purchase additional Shares from the Company at a price per share equal to the Offer Price to ensure that LabCorp and Purchaser will own one share more than 90% of the outstanding Shares (after giving effect to the issuance of the Shares upon exercise of the Top-Up Option). The purpose of the Top-Up Option is to permit Purchaser to complete the Merger without a special meeting of the Company’s stockholders under the “short-form” merger provisions of the DGCL. See Section 8(g) below for a more detailed description of the Top-Up Option.

The expiration date of the Offer is 5:00 p.m., New York City time, on Tuesday, May 17, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares that, when added to any Shares owned by LabCorp or Purchaser, represents at least a majority of the Shares then outstanding (calculated on a fully diluted basis) (the “Minimum Condition”). The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(3) and (a)(4) hereto, respectively.

The Schedule TO states that the principal executive offices of LabCorp and of Purchaser are located at 358 South Main Street, Burlington, North Carolina 27215.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) LabCorp, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included as Annex I hereto is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company’s Board of Directors”) after Purchaser accepts for payment and pays for that number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfying the Minimum Condition (the “Acceptance Time”). For further information with respect to the ability of Purchaser to designate persons to the Company’s Board of Directors, please see the disclosure below under the caption “Representation on the Company’s Board of Directors.”

(a)	Arrangements between the Company and its Executive Officers, Directors and Affiliates

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its executive officers, directors or affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its executive officers, directors or affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of the Company’s management and the Company’s Board of Directors may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company’s Board of Directors was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3(a), please also see the disclosure in the Information Statement, which is incorporated by reference in its entirety herein, under the headings “Executive Officer and Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management.”

Cash Consideration Payable Pursuant to the Offer

If the Company’s executive officers and directors and their affiliates who own Shares tender their Shares in the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of April 15, 2011, the Company’s executive officers and directors and their affiliates beneficially owned, in the aggregate, 179,078 Shares, excluding Shares issuable upon the exercise of stock options, which are discussed below. If the executive officers and directors and their affiliates tender all 179,078 Shares beneficially owned by them in the Offer and those Shares are accepted for purchase and purchased by Purchaser, the executive officers and directors and their affiliates would receive an aggregate of $501,418.40 in cash pursuant to tenders in the Offer. The beneficial ownership of Shares of each executive officer and director and their affiliates is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.” Shares that are beneficially owned generally include shares of common stock that a stockholder has the power to vote or the power to transfer and includes shares of common stock that a stockholder has the right to acquire within 60 days.

Acceleration of Option Vesting; Treatment of Options

Options to purchase shares of Common Stock are currently outstanding under the Company’s Amended and Restated 2005 Stock Plan, as amended (the “2005 Plan”), and the Company’s 1995 Stock Incentive Plan (the “1995 Plan”).

Pursuant to the Merger Agreement and in accordance with the terms of the 2005 Plan, each option to purchase Common Stock outstanding under the 2005 Plan (a “2005 Plan Option”) as of the closing date of the Merger, will become fully vested and exercisable prior to the Effective Time. Each 2005 Plan Option outstanding and unexercised immediately prior to the Effective Time will be canceled and terminated and of no further force or effect as of the Effective Time and, unless exercised prior to the Effective Time, will, to the extent the exercise price thereof is less than the Merger Consideration, instead represent solely the right to receive from the Company payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) of an amount equal to the product of (A) the total number of shares of Common Stock subject to such 2005 Plan Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of the Common Stock subject to such 2005 Plan Option (each such amount, if any, a “Stock Option Payment”). The Company will pay the Stock Option Payments, if any, promptly following the Effective Time to the persons entitled thereto in accordance with the Company’s standard payroll practices. As set forth below under the heading “Potential Payments Payable in Connection with the Offer and the Merger,” the Company’s executive officers and directors will receive an aggregate of $922,796 in Stock Option Payments. In accordance with the Merger Agreement, the Company’s Board of Directors has terminated the 2005 Plan effective as of the Effective Time.

Pursuant to the Merger Agreement and in accordance with the terms of the 1995 Plan (which plan terminated by its terms in 2005), each option to purchase Common Stock under the 1995 Plan (the “1995 Plan Options”) outstanding and unexercised immediately prior to the Effective Time will be canceled and terminated and of no further force or effect as of the Effective Time. All outstanding 1995 Plan Options have fully vested by their original terms and have an exercise price greater than the Merger Consideration and therefore will not receive any payment for their cancelation.

The information contained in Section 13 of the Offer to Purchase regarding treatment of the options to purchase Common Stock is incorporated in this Schedule 14D-9 by reference. The foregoing summary and the information contained in the Offer to Purchase regarding the options to purchase Common Stock are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated in this Schedule 14D-9 by reference, and the 2005 Plan and the 1995 Plan, copies of which have been filed as Exhibits (e)(17) and (e)(18) hereto, respectively, and are incorporated by reference herein. Further details regarding the beneficial ownership of options to purchase Common Stock are described under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement.

Section 16 Matters

Pursuant to the Merger Agreement, the Company’s Board of Directors has approved a resolution causing the disposition of the Shares in the Offer and the deemed disposition and cancelation of the Shares and options to purchase shares of Common Stock in the Merger by each officer and director subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

Change of Control and Severance Arrangements with Executive Officers

The Company’s executive officers are Thomas A. Bologna, President and Chief Executive Officer, James F. Smith, Vice President and Chief Financial Officer, William J. Thomas, Vice President and General Counsel, and Jeffrey S. Boschwitz, Ph.D., Vice President, North America Marketing and Sales. The Company has employment agreements in place with each of its executive officers, which provide for certain benefits (i) in connection with the occurrence of a change of control of the Company, and (ii) if the executive officer’s employment is terminated in specific circumstances following a change of control of the Company or by the Company without cause. The consummation of the Offer will constitute a change of control of the Company under these agreements and therefore under certain circumstances could trigger payment of the amounts and the benefits described below. While each of these agreements provides for the acceleration of vesting of outstanding options to purchase shares of Common Stock held by the executive officer upon a change of control, pursuant to the terms of the Merger Agreement, the vesting of all of the Company’s outstanding unvested options will be accelerated as described above in this Item 3(a) under the heading “Acceleration of Option Vesting; Treatment of Options.”

Employment Agreement with Thomas A. Bologna, President and Chief Executive Officer

On March 8, 2006, effective April 25, 2006 and later as amended on March 30, 2006 and December 8, 2006, the Company entered into an employment agreement with Thomas A. Bologna to serve as its President and Chief Executive Officer. Mr. Bologna’s employment agreement had an original four-year term and provides for automatic renewals for additional four-year terms unless either party gives notice of non-renewal to the other party at least 18 months prior to the expiration of the then current term.

Mr. Bologna’s employment agreement provides that if his employment is terminated by the Company without “cause” (as defined therein) or if he terminates his employment for “good reason” (as defined therein and which definition includes the occurrence of a change of control), then the Company will pay to Mr. Bologna (i) his accrued but unpaid base salary, his accrued unused vacation, and his unreimbursed expenses; (ii) a lump sum payment equal to (A) an amount equal to two times his most recent base salary plus (B) an amount equal to two times the average of the last four annual bonuses paid to him, or two times the amount of the largest bonus paid to him within the last three years, whichever is greater, in each case less applicable taxes and deductions; and (iii) an amount equal to his annual bonus target pro-rated by the number of days worked by him in the last calendar year of his employment, less applicable taxes and deductions. Additionally, in certain circumstances, the Company will continue to provide medical and dental insurance coverage for him and his family until the later of (A) 36 months following the effective date of his termination or (B) the date which would have been the end of the current term of his employment agreement but for such termination. Additionally, the Company has agreed, if necessary, to make certain gross-up payments to Mr. Bologna for any additional tax imposed on him pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, pursuant to Mr. Bologna’s employment agreement, in the event of a change of control, all stock options held by Mr. Bologna which have not previously vested shall immediately and fully vest and shall remain exercisable for their full term.

Waiver and Release with Mr. Bologna

In connection with the Merger Agreement, the Company and Mr. Bologna executed a waiver and release, dated April 5, 2011, relating to certain potential claims related to stock options (the “Waiver and Release”). Under the Waiver and Release, provided that (i) the Acceptance Time occurs within 120 days (or 210 days, if the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) is applicable to the Offer) of execution of the Waiver and Release and (ii) Mr. Bologna receives all consideration to which he is otherwise entitled under his employment agreement and stock option agreements and in connection with the Offer, then, with regard only to Mr. Bologna’s stock options granted under his employment agreement and stock option agreements with exercise prices that are higher than the Offer Price (the “Subject Option Awards”), Mr. Bologna waives and releases the Company from all claims for compensation with respect to such Subject Option Awards or to exercise such Subject Option Awards after the consummation of the transactions contemplated by the Merger Agreement.

Employment Agreement with James F. Smith, Vice President and Chief Financial Officer

On October 5, 2007, the Company entered into an employment agreement with James F. Smith to serve as its Vice President and Chief Financial Officer effective October 5, 2007. Mr. Smith’s employment agreement had an original three-year term and provides for automatic renewals for additional one-year terms unless either party gives notice of non-renewal to the other party at least three months prior to the expiration of the then current term.

Mr. Smith’s employment agreement provides that if his employment is terminated by the Company, a successor, or a surviving entity, without “cause” (as defined therein) within nine months following a change of control, and provided that Mr. Smith is not offered employment with any successor or surviving entity at substantially equal or better terms and conditions, then the Company will pay Mr. Smith (i) an amount equal to 18 months of his base salary either in accordance with its usual payroll practices, in a lump sum or in up to four payments within 18 months of the effective date of such termination and, in accordance with the Company’s standard practices, (ii) his accrued but unpaid base salary, his accrued unused vacation and his unreimbursed expenses. In addition, pursuant to Mr. Smith’s employment agreement, in the event of a change of control, all stock options held by Mr. Smith which have not previously vested shall immediately and fully vest.

Employment Agreement with William J. Thomas, Vice President and General Counsel

On November 19, 2007, the Company entered into an employment agreement with William J. Thomas to serve as its Vice President and General Counsel effective November 19, 2007. Mr. Thomas’ employment agreement had an original three-year term and provides for automatic renewals for additional one-year terms unless either party gives notice of non-renewal to the other party at least three months prior to the expiration of the then current term.

Mr. Thomas’ employment agreement provides that if his employment is terminated without “cause” (as defined therein), the Company will pay to Mr. Thomas (i) his accrued but unpaid base salary, his accrued unused vacation and his unreimbursed expenses, and (ii) an amount equal to six months of his base salary either in accordance with its usual payroll practices, in a lump sum, or in up to four payments within six months of the effective date of such termination. In addition, pursuant to Mr. Thomas’ employment agreement, in the event of a change of control, all stock options held by Mr. Thomas which have not previously vested shall immediately and fully vest.

Employment Agreement with Jeffrey S. Boschwitz, Ph.D., Vice President, North America Marketing and Sales

On May 13, 2008, the Company entered into an employment agreement with Jeffrey S. Boschwitz, Ph.D., to serve as its Vice President, North America Marketing and Sales effective May 21, 2008. Dr. Boschwitz’s employment agreement has an original three-year term and provides for automatic renewals for additional one-year terms unless either party gives notice of non-renewal to the other party at least three months prior to the expiration of the then current term.

Dr. Boschwitz’s employment agreement provides that if his employment is terminated without “cause” (as defined therein), the Company will pay to Dr. Boschwitz (i) his accrued but unpaid base salary, his accrued unused vacation and his unreimbursed expenses, and (ii) an amount equal to six months of his base salary either in accordance with its usual payroll practices, in a lump sum, or in up to four payments within six months of the effective date of such termination. In addition, pursuant to Dr. Boschwitz’s employment agreement, in the event of a change of control, all stock options held by Dr. Boschwitz which have not previously vested shall immediately and fully vest.

The foregoing descriptions of the employment agreement and the Waiver and Release with Mr. Bologna, and the employment agreements with Mr. Smith, Mr. Thomas, and Dr. Boschwitz do not purport to be complete and are qualified in their entirety by reference to the copy of Mr. Bologna’s employment agreement and the Waiver and Release filed as Exhibit (e)(2), Exhibit (e)(3) and Exhibit (e)(4) hereto, respectively, the copy of Mr. Smith’s employment agreement filed as Exhibit (e)(5) hereto, the copy of Mr. Thomas’ employment agreement filed as Exhibit (e)(6) hereto, and the copy of Dr. Boschwitz’s employment agreement filed as Exhibit (e)(7) hereto, which are incorporated herein by reference.

Potential Payments Payable in Connection with the Offer and the Merger

The table below sets forth the amounts payable (rounded to nearest whole dollar) in connection with the Offer and the Merger to the Company’s executive officers pursuant to the Stock Option Payments and the purchase of Shares tendered in the Offer (assuming all Shares beneficially owned (excluding Shares issuable upon the exercise of stock options) are tendered in the Offer, accepted for purchase and purchased). The table below also sets forth the amounts payable (rounded to nearest whole dollar) to each executive officer assuming the termination of the executive officer under the circumstances set forth in the employment agreements described above.

Payments to Executive Officers in Connection with the Offer and the Merger

	Stock Option Payment(1)				Potential Payments Following Termination under Employment Agreements
Executive Officer	Previously Vested In-The-Money Options	Accelerated In-The-Money Options	Purchase of Shares(2)	Total	Cash Payments		Other Benefits
Thomas A. Bologna	$259,391	$152,009	$460,538	$871,938	$2,071,489	(3)	$77,337	(4)
President and Chief Executive Officer and Director

James F. Smith	$68,663	$40,237	$8,680	$117,580	$384,524	(5)	N/A
Vice President and Chief Financial Officer

William J. Thomas	$68,663	$40,237	$2,800	$111,700	$131,962	(5)	N/A
Vice President and General Counsel

Jeffrey S. Boschwitz, Ph.D.	$68,663	$40,237	$23,800	$132,700	$124,524	(5)	N/A
Vice President, North America Marketing and Sales

(1)	Pursuant to the Merger Agreement and in accordance with the terms of the 2005 Plan, (i) each 2005 Plan Option as of the closing date of the Merger, will become fully vested and exercisable prior to the Effective Time, and (ii) each 2005 Plan Option unexercised immediately prior to the Effective Time will, to the extent the exercise price thereof is less than the Merger Consideration, represent solely the right to receive from the Company payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) of an amount equal to the product of (A) the total number of shares of Common Stock subject to such 2005 Plan Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of the Common Stock subject to such 2005 Plan Option. Amounts shown are based on options held as of the date of this Schedule 14D-9 and assume the acceleration of vesting occurs on May 20, 2011.
(2)	Represents the gross amount of cash that would be received for 164,478, 3,100, 1,000 and 8,500 Shares beneficially owned by Mr. Bologna, Mr. Smith, Mr. Thomas and Dr. Boschwitz, respectively, at a price of $2.80 per share.
(3)	Consists of (i) $18,833, representing Mr. Bologna’s unused vacation as of May 20, 2011, (ii) $1,762,800, representing the amount equal to two times Mr. Bologna’s current base salary ($1,175,200) plus two times the amount of the largest bonus paid to him within the last three years ($587,600), (iii) $112,690, representing the amount equal to his annual bonus target pro-rated by 140 days (the number of days worked by him in the last calendar year of his employment assuming a termination date of May 20, 2011), and (iv) approximately $177,166, representing the balance in the Company’s Executive Deferred Compensation Plan payable to Mr. Bologna upon his termination, including $143,208 in contributions by the Company to such plan. The Company has determined that under this scenario no gross-up payment to Mr. Bologna is necessary under his employment agreement for any additional tax imposed pursuant to Section 4999 of the Code.
(4)	Represents the cost of the continuation of health care coverage under the federal law known as COBRA for 36 months.
(5)	Represents the executive officer’s severance payment and payment of any accrued but unpaid vacation as of May 20, 2011 pursuant to his employment agreement and assuming a termination under the circumstances described above.

The table below sets forth the amounts payable (rounded to nearest whole dollar) in connection with the Offer and the Merger to the Company’s non-employee directors pursuant to the Stock Option Payments and the purchase of Shares tendered in the Offer (assuming all Shares beneficially owned (excluding Shares issuable upon the exercise of stock options) are tendered in the Offer, accepted for purchase and purchased).

Payments to Non-Employee Directors Pursuant to the Merger Agreement

	Stock Option Payment(1)
Non-Employee Director	Previously Vested In-The-Money Options	Accelerated In-The-Money Options	Purchase of Shares		Total
Bruce D. Dalziel	$18,969	$52,161	0		$71,130
Eugene I. Davis	0	0	0		0
James M. Hart, Ph.D.	$31,080	$38,851	0		$69,931
Stefan Loren, Ph.D.	0	0	$5,600	(2)	$5,600
Nicole S. Williams	$23,437	$20,198	0		$43,635

(1)	Pursuant to the Merger Agreement and in accordance with the terms of the 2005 Plan, (i) each 2005 Plan Option as of the date of the Effective Time, will become fully vested and exercisable prior to the Effective Time, and (ii) each 2005 Plan Option unexercised immediately prior to the Effective Time will, to the extent the exercise price thereof is less than the Merger Consideration, represent solely the right to receive from the Company payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) of an amount equal to the product of (A) the total number of shares of Common Stock subject to such 2005 Plan Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of the Common Stock subject to such 2005 Plan Option. Amounts shown are based on options held as of the date of this Schedule 14D-9 and assume the acceleration of vesting occurs on May 20, 2011.
(2)	Represents the gross amount of cash that would be received for 2,000 Shares beneficially owned by Dr. Loren at a price of $2.80 per share.

Recent Additions to the Company’s Board of Directors

On November 9, 2010, the stockholders of the Company elected Stefan Loren and Eugene I. Davis to the Company’s Board of Directors at the Company’s 2010 annual meeting of stockholders. Dr. Loren and Mr. Davis were nominated for election to the Company’s Board of Directors by Accipiter Life Sciences Fund, LP and certain of its affiliates (“Accipiter”) pursuant to an agreement entered into on September 3, 2010 between the Company and Accipiter. Pursuant to the agreement, the Company agreed, among other things, to not nominate for re-election the then current Class I directors of the Company at the Company’s 2010 annual meeting of stockholders and that two individuals proposed by Accipiter would be nominated for election as Class I directors of the Company at the Company’s 2010 annual meeting of stockholders. See “Current Directors and Executive Officers of the Company,” “Corporate Governance—Nominations for Directors” and “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement attached to this Schedule 14D-9 as Annex I for additional information regarding Dr. Loren, Mr. Davis, the agreement with Accipiter and Accipiter’s ownership of the Company’s Common Stock. A copy of the agreement is also filed as Exhibit (e)(8) hereto and incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Article NINTH of the Company’s restated certificate of incorporation, as amended, provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Indemnification is required to be made unless the Company determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Company that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Company notice of the action for which indemnity is sought and the Company has the right to participate in such action or assume the defense thereof.

Article NINTH of the Company’s restated certificate of incorporation, as amended, further provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers, the Company must indemnify those persons to the fullest extent permitted by such law as so amended.

Article VII of the Company’s amended and restated bylaws contains similar indemnification, advancement of expenses, and non-exclusivity of rights provisions as those contained in the Company’s restated certificate of incorporation, as amended.

The above discussion of the Company’s restated certificate of incorporation, as amended, and amended and restated bylaws is not intended to be complete and is qualified in its entirety by reference to the copies of each of the foregoing filed as Exhibits (e)(9) through (e)(16) hereto and incorporated herein by reference.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity. The Company has obtained insurance covering its directors and officers against losses and insuring it against certain obligations to indemnify its directors and officers.

The Merger Agreement provides that LabCorp will cause the Surviving Corporation to maintain in effect for a period of not less than six years following the date of the Effective Time the Company’s current directors’ and officers’ liability insurance (or policies of at least the same coverage containing terms and conditions no less advantageous to the current and all former directors and officers of the Company) with respect to acts or failures to act occurring at or before the date of the closing of the Merger. In satisfying the foregoing obligations, LabCorp and the Surviving Corporation are not required to spend annually in excess of 200% of the Company’s most recent annual premium paid prior to the date of the Merger Agreement.

The Merger Agreement further provides that for a period of not less than six years after the date of the closing of the Merger, LabCorp will cause the Surviving Corporation to keep in effect in the Company’s restated certificate of incorporation, as amended, and amended and restated bylaws, provisions at least as favorable as the provisions currently contained therein that provide for exculpation of director or officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company, except as limited by applicable law, and will not amend such provisions during such time except as required by applicable law or to make changes permitted by applicable law that would enhance the rights of past or present officers and directors to exculpation, indemnification or advancement of expenses.

The foregoing summary of the indemnification of executive officers and directors and of the directors’ and officers’ liability insurance under the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements between the Company and Purchaser and LabCorp

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(3) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement (including the documents referenced to therein) governs the contractual rights among the Company, LabCorp and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or LabCorp in the Company’s or LabCorp’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to the Company or LabCorp. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which Purchaser may have the right not to consummate the Offer, or LabCorp or the Company may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establish matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from those generally applicable under federal securities laws. The Company’s stockholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations and warranties, or any descriptions thereof, as characterizations of the actual state of facts or condition of the Company or LabCorp or any of their respective subsidiaries or affiliates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, after the Acceptance Time, Purchaser will be entitled to elect or designate to serve on the Company’s Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the Company’s Board of Directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by the percentage that the aggregate number of shares of Common Stock then beneficially owned by LabCorp, Purchaser or any of their affiliates bears to the total number of Shares then issued and outstanding. Upon request from Purchaser, the Company has agreed to take all actions necessary and desirable to enable Purchaser’s designees to be elected or designated to the Company’s Board of Directors, including filling vacancies or newly created directorships on the Company’s Board of Directors, including by amending the Company’s bylaws, if necessary, so as to increase the size of the Company’s Board of Directors, and/or securing the resignations of the applicable number of incumbent directors. From and after the Acceptance Time, to the extent requested by Purchaser, the Company must cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the Nasdaq Listing Rules, on each committee of the Company’s Board of Directors that represents at least the same percentage as individuals designated by Purchaser represent on the Company’s Board of Directors.

In the event that Purchaser’s directors are elected or designated to the Company’s Board of Directors, the Merger Agreement provides that until the Effective Time, the Company will cause the Company’s Board of Directors to maintain three directors who were directors as of the date of the Merger Agreement, each of whom shall be an “independent director” under the Nasdaq Listing Rules and eligible to serve on the Company’s audit committee under the Exchange Act and the Nasdaq Listing Rules and at least one of whom shall be an “audit committee financial expert” as defined in Regulation S-K (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the Company’s Board of Directors) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

If Purchaser’s designees constitute a majority of the Company’s Board of Directors prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the Company’s Board of Directors or the stockholders of the Company as may be required by the Company’s restated certificate of incorporation, as amended, amended and restated bylaws, or applicable law), be required for the Company to:

•	amend or terminate the Merger Agreement;

•	exercise or waive any of the Company’s rights, benefits or remedies thereunder if such action would materially and adversely affect the Company’s stockholders (other than LabCorp or Purchaser);

•

amend the Company’s restated certificate of incorporation, as amended, or amended and restated bylaws if such action would materially and adversely affect the Company’s stockholders (other than LabCorp or Purchaser); or

•

take any other action of the Company’s Board of Directors under or in connection with the Merger Agreement if such action would materially and adversely affect the Company’s stockholders (other than LabCorp or Purchaser), provided, however, that if there shall be no Continuing Directors as a result of such persons’ deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the Company’s Board of Directors in its entirety.

Confidentiality and Standstill Agreement

On September 17, 2010, the Company and LabCorp entered into a confidentiality and standstill agreement (the “Confidentiality Agreement”), pursuant to which the Company agreed to furnish LabCorp and its affiliates on a confidential basis certain information concerning its business for the sole purpose of LabCorp evaluating a possible business combination transaction between the Company and/or one of its affiliates and LabCorp and/or one of its affiliates. Pursuant to the Confidentiality Agreement, LabCorp agreed, subject to certain customary exceptions, to keep such information confidential for a period of five years following the execution of the Confidentiality Agreement. In addition, LabCorp agreed to abide by certain standstill restrictions regarding the Company’s securities and non-solicitation provisions with respect to Company’s officers and senior managers, in each case, for a period of one year following execution of the Confidentiality Agreement and subject to certain exceptions upon obtaining the prior written consent of the Company.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is included as Exhibit (e)(19) hereto and is incorporated herein by reference.

Company Director and Executive Officer Relationships with LabCorp

With the exception of the Waiver and Release with Mr. Bologna described above in Item 3(a), as of the date of this Schedule 14D-9, the Company has not entered into any new employment agreements with its executive officers in connection with the Merger, nor amended or modified any existing employment agreements in connection with the Merger, and it is currently anticipated that the Company’s existing employment agreements will remain in effect following the Effective Time. Although it is possible that the Company’s executive officers will enter into new arrangements with LabCorp or its affiliates following the Effective Time regarding employment matters, there can be no assurance that the parties will reach agreement, and these matters will be subject to negotiations and discussion.

Company Employee Benefit Matters

LabCorp has agreed to provide certain benefits to employees of the Company and its subsidiaries who continue their employment with the Surviving Corporation, LabCorp or its subsidiaries, referred to hereinafter as “Continuing Employees.” For purposes of vesting and benefits accrual under LabCorp’s vacation and severance arrangements in effect on the date of execution of the Merger Agreement, LabCorp will credit Continuing Employees with their years of service with the Company or its affiliates to the same extent as they were entitled to credit for service under a prior Company plan before the Continuing Employee commenced participation under such employee benefit plan of LabCorp or the Surviving Corporation, excluding credit resulting in any duplication of benefits or credit under any newly established LabCorp benefit plan for which similarly situated employees do not receive credited service. LabCorp has agreed to cause its benefit plan providers, to the extent lawful, to waive any pre-existing condition exclusions or waiting periods for Continuing Employees and will credit certain Continuing Employees in the United States with certain contributions to their health reimbursement accounts for the year ended December 31, 2011. LabCorp will amend any of its plans that, by their terms, exclude Continuing Employees to allow for participation by the Continuing Employees in such plans to the same extent as similarly situated LabCorp employees.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company’s Board of Directors

At a meeting of the Company’s Board of Directors held on April 5, 2011, the Company’s Board of Directors (with one director abstaining), acting upon the unanimous recommendation of a special transaction committee thereof consisting solely of independent directors of the Company’s Board of Directors (the “Special Committee”), by resolutions duly adopted, among other things: (i) determined that the Merger Agreement and the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Top-Up Option, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if necessary under applicable law, adopt the Merger Agreement.

The Company’s Board of Directors (with one director abstaining) recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer to Purchaser and, if necessary, adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the recommendation of the Company’s Board of Directors, as well as a joint press release, dated April 6, 2011, issued by the Company and LabCorp announcing the execution of the Merger Agreement, are filed as Exhibit (a)(1) and Exhibit (a)(9) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

(b)	Background and Reasons for the Company’s Board of Directors’ Recommendation

Background of the Offer

The Company’s management has periodically explored and assessed, and discussed with the Company’s Board of Directors, strategic plans for the Company. In early 2008, the Company established a strategic planning committee of the Company’s Board of Directors, comprised of Nicole Williams and then directors Sidney Hecht and Kenneth Noonan, to, among other things, prepare a strategic plan for the Company, and evaluate the strategic alternatives available to the Company to enhance stockholder value, including, but not limited to, private equity and other financing transactions, acquisitions, a going-private transaction and remaining as a standalone publicly traded company (the “Strategic Committee”).

On October 21, 2008, following previous communications between the Company and LabCorp starting in September 2008, the Company received an unsolicited, non-binding indication of interest from LabCorp to acquire all of the outstanding stock of the Company. From late October 2008 through May 2009, the Strategic Committee, with the assistance of its financial and legal advisors and the Company’s management, engaged in negotiations with LabCorp with respect to a possible acquisition of the Company, including negotiating the terms of a merger agreement, and explored other strategic alternatives. On May 9, 2009, LabCorp submitted its final indication of interest to acquire all of the outstanding stock of the Company for $2.50 per share in cash. On May 26, 2009, the Strategic Committee and the Company’s Board of Directors met and discussed LabCorp’s final indication of interest in detail and determined, after careful consideration of multiple factors, including, but not limited to, the financial analyses of the Company’s Board of Directors’ financial advisor, the Company’s historical trading prices and the Company’s prospects, that the indicated price of $2.50 per share was not an acceptable price and that completing the sale to LabCorp on such terms would be less likely to maximize stockholder value than if the Company were to continue to operate independently on a standalone basis. On that same date, the Company notified LabCorp that it was unwilling to proceed with a transaction on the basis of the price set forth in its final indication of interest. The Strategic Committee was disbanded shortly after the Company’s Board of Directors decided not to move forward with the possible sale to LabCorp.

In January 2010, David P. King, Chairman and Chief Executive Officer of LabCorp, and Thomas A. Bologna, the Chief Executive Officer of the Company, had a conversation at a J.P. Morgan healthcare conference in San Francisco, California about a possible strategic transaction, but there was no further follow up at that time.

During the spring of 2010, the Company’s management and the Company’s Board of Directors discussed the possibility of acquiring a complementary business. In connection with this, on May 7, 2010, the Company engaged Oppenheimer & Co., Inc. (“Oppenheimer”) to act as financial advisor to the Company in connection with a possible acquisition by the Company of Bode Technology Group, Inc., which the Company had become aware was for sale and which the Company’s Board of Directors had determined was strategically advantageous to acquire. Bode Technology Group, Inc. was later sold to another party.

On April 1, 2010, the Company received a notice from Accipiter Life Sciences Fund, LP and certain of its affiliates (“Accipiter”) for the nomination of three individuals, Eugene Davis, Gabe Hoffman and Stefan Loren, for election to the Company’s Board of Directors at the Company’s 2010 annual meeting of stockholders. From April 1, 2010 through September 3, 2010, the Company and Accipiter discussed the notice and the possibility of one or more of Accipiter’s nominees joining the Company’s Board of Directors.

On or about August 17, 2010, Mr. King contacted James Beery, the then Chairman of the Company’s Board of Directors, to explore the possibility of reinitiating discussions with respect to a possible acquisition of the Company by LabCorp. On or about August 25, 2010, following a telephone conversation on August 20, 2010 between Mr. Beery and Mr. King, Mr. King indicated to Mr. Berry that LabCorp would be interested in acquiring the Company for between $2.00 and $2.25 per share in cash, subject to confirmatory due diligence.

In a telephonic meeting held on August 25, 2010, the Company’s Board of Directors discussed LabCorp’s indication of interest with Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”), the Company’s outside legal counsel. Following this discussion and at the direction of the Company’s Board of Directors, Mr. Beery informed Mr. King on August 27, 2010 that the premium offered by LabCorp would need to be significantly increased before the Company would be willing to devote any time and expense pursuing the suggested transaction.

On August 30, 2010, Mr. King informed Mr. Beery that LabCorp was prepared to raise the indicated price range at which it would be interested in acquiring the Company to between $2.25 and $2.55 per share in cash, subject to confirmatory due diligence.

On September 3, 2010, the Company executed an agreement with Accipiter pursuant to which the Company agreed, among other things, to not nominate for re-election the then current Class I directors of the Company at the Company’s 2010 annual meeting of stockholders and to nominate two individuals proposed by Accipiter for election as Class I directors of the Company at the Company’s 2010 annual meeting of stockholders. See “Corporate Governance – Nominations for Directors” in the Information Statement attached to this Schedule 14D-9 as Annex I for additional information about the agreement with Accipiter.

On September 9, 2010, the Company’s Board of Directors held a meeting by teleconference to discuss LabCorp’s revised proposal. Following the Company’s Board of Directors’ discussion and at its direction, Mr. Beery informed Mr. King on September 9, 2010 that the Company’s Board of Directors was not prepared to accept a sale price of between $2.25 and $2.55 per share, but the indicated price range was sufficiently attractive to justify allowing LabCorp to conduct its confirmatory due diligence and commencing discussions between the Company and LabCorp about the potential transaction.

On September 17, 2010, the Company and LabCorp executed a confidentiality and standstill agreement and the Company began sharing confidential information with LabCorp on September 22, 2010 as part of LabCorp’s confirmatory due diligence review of the Company.

On September 28, 2010, the Company’s Board of Directors held a meeting by teleconference to discuss the status of discussions with LabCorp. The Company’s Board of Directors discussed, among other things, the advisability of establishing a special transaction committee of independent, non-management members of the Company’s Board of Directors to evaluate the possible transaction with LabCorp and engaging an investment banking firm to advise the Company with respect to the possible transaction with LabCorp, alternatives thereto and other related matters. After discussing the non-binding nature of LabCorp’s indication of interest and the Company’s response to LabCorp regarding its indicated price range, the Company’s Board of Directors directed the members of the nominating and governance committee of the Company’s Board of Directors, which at the time was comprised of independent directors Nicole Williams, Bruce Dalziel and James Hart, to act as an ad hoc committee to evaluate the possible transaction with LabCorp for the time being.

On October 19, 2010, after continued due diligence by LabCorp, the Company received a revised non-binding indication of interest from LabCorp to acquire all of the outstanding stock of the Company for $2.55 per share in cash, subject to continued confirmatory due diligence. The proposal provided that it would expire by its terms on November 19, 2010 and was conditioned upon the Company agreeing to a period of exclusive dealings with LabCorp until the November 19, 2010 expiration date.

On October 20, 2010, the Company’s Board of Directors held a meeting by teleconference, with representatives of Mintz Levin attending, to discuss LabCorp’s revised indication of interest. The Company’s Board of Directors discussed, among other things, the advisability of establishing a special transaction committee of independent, non-management members of the Company’s Board of Directors to review the possible transaction to replace the committee that had been acting in this capacity since September 28, 2010. After discussion of the fiduciary duties of the Company’s Board of Directors under Delaware law, the Company’s Board of Directors determined to establish such a special transaction committee (the “Special Committee”). The Company’s Board of Directors appointed Nicole Williams and Bruce Dalziel (chairman) to the Special Committee and determined to revisit membership on the Special Committee following the election of new directors at the Company’s 2010 annual meeting of stockholders to be held on November 9, 2010. The Company’s Board of Directors authorized the Special Committee to, among other things, consider, evaluate, review and negotiate on behalf of, and advise, the Company’s Board of Directors with respect to, one or more strategic alternatives with respect to the sale of the Company, to determine whether or not any such transaction is fair to and in the best interests of the Company and the Company’s stockholders and to recommend to the Company’s Board of Directors that the Company pursue or reject any such transaction, to select and retain, on such terms and conditions as the Special Committee shall determine, such legal counsel and financial and such other advisors to assist the Special Committee in carrying out its responsibilities, including an investment banking firm to render, upon the Special Committee’s request, such firm’s opinion as to whether or not such transaction is fair to the Company’s stockholders from a financial point of view. Following this discussion and at the direction of the Company’s Board of Directors, Mr. Beery informed Mr. King on October 20, 2010 that the Company’s Board of Directors would review LabCorp’s proposal with the Company’s financial and legal advisors at the next scheduled meeting of the Company’s Board of Directors on November 9, 2010 at which time the Accipiter nominees pursuant to the September 3, 2010 agreement would be on the Company’s Board of Directors, if elected.

In late October and early November 2010, the Special Committee reviewed proposals and presentations from, and had in-person and telephonic meetings with, several investment banking firms in order to select a financial advisor to the Special Committee in connection with its discussions with LabCorp. Each investment banking firm informed the Special Committee of its experience in mergers and acquisitions and other qualifications, as well as possible approaches to identifying other potential transaction parties and otherwise assisting the Special Committee and the Company in evaluating strategic alternatives.

On November 9, 2010, the Company held its 2010 annual meeting of stockholders, and the stockholders of the Company elected Stefan Loren and Eugene I. Davis, both nominees identified by Accipter pursuant to the September 3, 2010 agreement, as members of the Company’s Board of Directors.

Also on November 9, 2010, the Company’s Board of Directors held an in-person meeting, with a representative of Mintz Levin in attendance. The Special Committee provided the Company’s Board of Directors with an update with respect to its discussions with the investment banking firms. The Company’s Board of Directors also discussed the Company’s history of negotiations with LabCorp, the Company’s financial performance, the general state of the economy in the United States and the United Kingdom, the Company’s ability to pursue financing opportunities and the possible availability of strategic alternatives. In the context of these discussions, the Company’s Board of Directors discussed with Mintz Levin the fiduciary duties of the

Company’s Board of Directors to stockholders of the Company in connection with the process for considering and responding to the unsolicited offer from LabCorp, including LabCorp’s request for a period of exclusive dealings. The Company’s Board of Directors also revisited membership on the Special Committee and appointed Stefan Loren as an additional member of the Special Committee.

On November 14, 2010, the Company’s Board of Directors held a meeting by teleconference, with representatives from Mintz Levin attending, to discuss the engagement by the Special Committee of a financial advisor. The Special Committee presented its findings to the Company’s Board of Directors with respect to its engagement of a financial advisor. The Special Committee determined that based on, among other things, Oppenheimer’s pre-existing relationship with the Company, its mergers and acquisitions expertise and in-depth understanding of the Company’s business and industry and previous analysis of potential strategic acquisitions, Oppenheimer should be engaged as financial advisor to the Special Committee. The Company’s Board of Directors approved the Special Committee’s recommendation that the Special Committee engage Oppenheimer.

On November 18, 2010, the Special Committee requested, and LabCorp extended, its October 19, 2010 indication of interest until December 22, 2010, subject to a period of exclusive dealings with LabCorp until the December 22, 2010 expiration date.

On November 23, 2010, the Special Committee engaged Oppenheimer as its exclusive financial advisor.

On December 1, 2010, Oppenheimer met with the Company’s management to discuss the Company’s strategic plan.

On December 2, 2010 and December 3, 2010, the Special Committee held meetings by teleconference, with representatives of Oppenheimer and Mintz Levin participating by invitation. Representatives of Oppenheimer reported on a meeting it had with the Company’s management on December 1, 2010 regarding the Company’s strategic plan. Representatives of Oppenheimer also gave Oppenheimer’s preliminary commentary on the Company’s financial performance and outlook. The Special Committee, with the assistance of its advisors, also reviewed the due diligence materials that LabCorp requested from the Company. The Special Committee directed Oppenheimer to reach out to LabCorp to confirm and clarify certain aspects of LabCorp’s indication of interest and begin planning the process of exploring possible transactional interest from other parties.

On December 7, 2010, a representative of Oppenheimer initiated discussions with representatives of LabCorp to confirm and clarify certain aspects of its indication of interest, including the indicated price per share. At this time, Oppenheimer informed LabCorp that it would provide feedback to LabCorp on its proposal after a Special Committee meeting to be held on December 14, 2010.

On December 14, 2010, the Special Committee held a meeting by teleconference, with representatives of Oppenheimer and Mintz Levin participating by invitation. Certain members of the Company’s management, including Mr. Bologna, James Smith, the Company’s Chief Financial Officer and William Thomas, the Company’s Vice President and General Counsel, also participated at the invitation of the Special Committee. Oppenheimer updated the Special Committee regarding its discussion with LabCorp to confirm and clarify the terms of LabCorp’s indication of interest. The meeting participants discussed, among other things, the financial outlook of the Company for the balance of the current fiscal year and the three following fiscal years and underlying assumptions.

On December 15, 2010, the Special Committee held a meeting by teleconference, with representatives of Oppenheimer and Mintz Levin participating by invitation. A representative of Oppenheimer updated the Special Committee on the status and the timing of the discussions with LabCorp and the possible impact on the Company and the anticipated effect on the discussions with LabCorp of the recent announcement by the United Kingdom government that it would wind-down the operations of its government-owned forensic testing provider, the Forensic Science Service (“FSS”).

On December 16, 2010, Oppenheimer informed LabCorp that it would provide a formal response to the indication of interest after the meeting of the Company’s Board of Directors scheduled for December 22, 2010.

On December 18, 2010, a working group discussion among the chairman of the Special Committee, members of management of the Company and representatives of Oppenheimer and Mintz Levin was held. At the meeting, the process of, and particulars for, forecasting the Company’s financial performance were discussed.

On December 20, 2010, a meeting of the Special Committee was held at which additional participants by invitation were representatives of Mintz Levin and, for a portion of the meeting, Eugene I. Davis, the Chairman of the Company’s Board of Directors, members of the Company’s management and representatives of Oppenheimer. At the meeting, the participants discussed the process of, and particulars for, forecasting the Company’s financial performance.

On December 21, 2010, the Special Committee held a meeting by teleconference. Representatives of Oppenheimer and Mintz Levin participated by invitation. A representative of Oppenheimer discussed with the Special Committee a possible counter-proposal to LabCorp on the indicated price for the potential transaction, due diligence process and exclusivity, as well as the process of contacting other potential strategic parties or private equity firms to determine the level of interest, if any, in a potential transaction with the Company.

On December 22, 2010, the Company’s Board of Directors held a meeting by teleconference, with representatives from Oppenheimer and Mintz Levin participating by invitation. At the meeting, the Special Committee and representatives from Oppenheimer provided the Company’s Board of Directors with an update of their discussions with LabCorp, and Oppenheimer presented the Company’s Board of Directors with a financial analysis of the Company and its businesses in the United States and the United Kingdom. Following the presentation, the Company’s Board of Directors discussed with representatives of Oppenheimer and Mintz Levin various aspects of the proposed transaction, including the advisability of agreeing to a limited period of exclusivity and the effect the recent news about FSS in the United Kingdom might have on LabCorp’s proposed indicated price per share. Following these discussions, the Company’s Board of Directors directed the Special Committee to continue to pursue discussions with LabCorp and authorized the Special Committee and Oppenheimer to provide a response to LabCorp that the price per share should be not less than $3.00 per share. The Company’s Board of Directors, with the advice of Mintz Levin, also authorized the Special Committee and Oppenheimer to begin discussions with other parties regarding a potential transaction involving the Company.

On December 23, 2010, a representative of Oppenheimer contacted LabCorp and proposed a price of $3.00 per share. LabCorp responded that it would consider this information and respond to the proposal after due consideration.

Between December 26, 2010 and February 2, 2011, Oppenheimer, at the Special Committee’s instruction, contacted six potential strategic buyers and private equity firms to solicit their interest in a potential transaction involving the Company. During this same period, LabCorp continued to conduct its confirmatory due diligence review of the Company. In addition, throughout this period, representatives of LabCorp, including its legal counsel, periodically contacted the Company and its representatives regarding due diligence matters.

On January 4, 2011, LabCorp communicated to Oppenheimer that $3.00 per share was not acceptable. LabCorp indicated that it might be able to increase its last proposal by $0.05 or $0.10 per share and that a contingent value right or warrant based on future operating results may be acceptable. Oppenheimer responded that it would discuss this response with the Special Committee.

On January 5, 2011, the Special Committee met by teleconference. Representatives of Oppenheimer and Mintz Levin participated by invitation. A representative of Oppenheimer informed the Special Committee of LabCorp’s response to the $3.00 per share counter-proposal. The Oppenheimer representative also updated the Special Committee regarding its discussions with other potential transactional parties and confirmed interest on the part of three private equity firms and some interest on the part of a potential strategic buyer, but not a willingness by that potential buyer to engage promptly in substantive discussions. The Special Committee, after receiving advice from Oppenheimer, supported Oppenheimer’s making a further counter-proposal to LabCorp of not less than $2.75 per share.

Throughout January 2011, Oppenheimer, for the Special Committee, continued to negotiate with LabCorp regarding the proposed purchase price per share in a potential transaction, as well as the terms of a potential exclusivity agreement between the parties.

From the beginning of January 2011 through the signing of the Merger Agreement on April 5, 2011, the chairman of the Special Committee had numerous discussions with the Company’s management, other members of the Company’s Board of Directors, representatives of Oppenheimer and representatives of Mintz Levin regarding various aspects of the proposed transaction with LabCorp and alternatives thereto.

On January 7, 2011, following a telephonic meeting of the Special Committee, the Company’s Board of Directors held a meeting by teleconference, with representatives from Oppenheimer and Mintz Levin participating by invitation, and reviewed the status of the potential transaction. The Special Committee updated the Company’s Board of Directors with respect to the potential transaction. A representative from Oppenheimer updated the Company’s Board of Directors on the $3.00 per share counter-proposal and LabCorp’s response thereto. Oppenheimer further updated the Company’s Board of Directors on the status of its ongoing market-checking activity. Oppenheimer reported that, of the other parties contacted to date, with one exception, all had expressed some interest in pursuing further discussions with the Company. Following the discussions at such meeting, the Special Committee recommended, and the Company’s Board of Directors concurred, that Oppenheimer would continue with its market-checking by continuing discussions with the parties contacted to date and propose a price per share of $2.80 to LabCorp.

On January 7, 2011, Oppenheimer contacted LabCorp and proposed a $2.80 per share price with no period of exclusive dealings. LabCorp responded that it would consider the proposal and get back to Oppenheimer with a response.

On January 18, 2011, LabCorp contacted Oppenheimer and indicated that it was prepared to proceed with a potential transaction at $2.80 per share, subject to the Company agreeing to a period of exclusive dealings. Oppenheimer indicated that it would discuss the proposal with the Special Committee.

On January 19, 2011, the Special Committee met by teleconference. Representatives of Oppenheimer and Mintz Levin participated by invitation. A representative of Oppenheimer advised the participants that LabCorp was willing to increase its proposed price to $2.80 per share, but only with a period of exclusive dealings. The Special Committee discussed with Oppenheimer further possible contacts with other potential transactional parties and authorized Oppenheimer to make those contacts, seeking an indication of interest at a higher price with a reasonable likelihood of consummation. Oppenheimer was also requested to inform LabCorp that the Company’s Board of Directors would meet on January 21, 2011 to consider LabCorp’s latest proposal with respect to the indicated price per share. Between January 19, 2011 and January 21, 2011, Oppenheimer made the contacts which were authorized by the Special Committee.

On January 21, 2011, the Company’s Board of Directors held a meeting by teleconference, with representatives from Oppenheimer and Mintz Levin participating by invitation, and reviewed the status of the potential transaction. A representative from Oppenheimer informed the Company’s Board of Directors that LabCorp had expressed orally its willingness to move forward with the proposed transaction with the Company at the counter-proposed price of $2.80 per share in cash, subject to satisfactory completion of its due diligence review and to the Company’s agreement to a 30-day period of exclusivity. Oppenheimer further provided the Company’s Board of Directors an update with respect to its ongoing market-checking. Oppenheimer indicated that all but one of the potential strategic buyers had confirmed that they did not want to pursue a transaction with the Company at this time. Oppenheimer further reported several private equity firms approached by Oppenheimer expressed an interest in discussing a potential acquisition, but only for the Company’s business in the United Kingdom. The price ranges indicated when taking into account the cash on hand at the Company, appeared to be comparable to LabCorp’s current indicated price per share. The Company’s Board of Directors engaged in a detailed discussion with Oppenheimer about the potential timing and risks of a United Kingdom-only transaction as well as the significant contingencies put on the initial indications of interest provided by the private equity firms, including the availability of financing. The Company’s Board of Directors, with advice from Oppenheimer, also reviewed the issues related to retaining only the Company’s United States businesses following a sale of the Company’s United Kingdom business and the significant uncertainties and risks posed by this proposal. Following such discussions, Oppenheimer confirmed to the Company’s Board of Directors that, while it intended to continue its discussions with other potential strategic transactional parties on behalf of the Special Committee, Oppenheimer did not believe that the interest shown would be likely to lead to a proposal for the Company that would be financially superior to LabCorp’s proposal. The Company’s Board of Directors further considered whether it should grant LabCorp a limited period of exclusivity and discussed with Mintz Levin the potential terms of the merger agreement that would be expected to be executed with LabCorp, including the inclusion of provisions allowing for the Company to pursue discussions with other parties that make an unsolicited written takeover proposal that constitutes, or could reasonably be expected to lead to, a superior proposal and to terminate the merger agreement to accept a superior proposal. The Company’s Board of Directors also indicated it may request a fairness opinion from Oppenheimer prior to entering into a definitive merger agreement with LabCorp.

On January 31, 2011, after these additional discussions between Oppenheimer and LabCorp, LabCorp provided the Special Committee with a revised written indication of interest to acquire all of the outstanding stock of the Company for $2.80 per share in cash including up to $1.5 million in cash payable to holders of options to purchase the Company’s Common Stock with exercise prices below $2.80 per share, subject to continued confirmatory due diligence and a 30-day exclusivity period. Accompanying the revised indication of interest was the last draft of a merger agreement from the previous discussions between the Company and LabCorp that ended in May 2009 as a starting point for a merger agreement for the potential transaction. From January 31, 2011 to February 3, 2011, the Special Committee, with the assistance of Oppenheimer and Mintz Levin, negotiated the terms of the revised indication of interest with LabCorp.

On February 1, 2011, the Special Committee held a meeting by teleconference, with representatives of Oppenheimer and Mintz Levin participating by invitation. The Special Committee discussed the revised indication of interest in detail and the status of Oppenheimer’s ongoing market-checking activities.

On February 3, 2011, following a telephonic meeting of the Special Committee, the Company’s Board of Directors held a meeting by teleconference, with representatives from Oppenheimer and Mintz Levin participating by invitation. The Special Committee updated the Company’s Board of Directors with respect to the potential transaction with LabCorp. A representative from Oppenheimer indicated that the last potential alternative transactional party previously contacted indicated that it did not intend to pursue further discussions with the Company. The Oppenheimer representative confirmed, in response to questions of the Company’s Board of Directors, that no third party would likely propose a bid for the Company that would yield a result for the stockholders that would be higher than LabCorp’s current $2.80 per share indication of interest. Oppenheimer also reported that representatives of LabCorp confirmed to Oppenheimer that the $2.80 per share price in the latest indication of interest was LabCorp’s best and final offer. After further discussions, including regarding the merits and risks of the Company’s continuing as an independent standalone company, by a vote of four votes in favor and one opposed (Mr. Bologna voting against for the same reasons set forth under “Chief Executive Officer’s Abstention and the Stated Reasons Therefor; Risks in Remaining a Standalone Company” below and Dr. Hart not in attendance at the meeting), the Company’s Board of Directors authorized the execution and delivery of LabCorp’s non-binding indication of interest with a binding exclusivity period as previously discussed at the meeting.

On February 3, 2011, the Company and LabCorp entered into the non-binding indication of interest for LabCorp to acquire all of the outstanding stock of the Company for $2.80 per share in cash including up to $1.5 million in cash payable to holders of options to purchase the Company’s common stock with exercise prices below $2.80 per share, subject to continued confirmatory due diligence and a 30-day exclusivity period. Pursuant to the terms of this exclusivity agreement, the Company agreed that until expiration of the 30-day exclusivity period, it would not continue or enter into any agreement, discussion, or negotiation with, or provide information to, any third-party corporation, firm or person other than LabCorp, its representatives and agents, or initiate, solicit, or encourage any inquiries or proposals, with respect to the disposition of all or any material portion of the assets of the Company not in the ordinary course of business, or any business combination involving the Company whether by way of merger, consolidation, sale or other transaction.

From February 4, 2011 until April 4, 2011, LabCorp continued to conduct its due diligence review of the Company and its business. As part of this diligence process, Oppenheimer and James Hart accompanied LabCorp on an on-site visit to the Company’s facilities in the United Kingdom on February 9, 2011 and February 10, 2011.

During the period between February 4, 2011 and the execution of the Merger Agreement with LabCorp on April 5, 2011, negotiations regarding the merger agreement took place among LabCorp, the Special Committee, Oppenheimer, Mintz Levin and Hogan Lovells US LLP, outside counsel to LabCorp (“Hogan Lovells”), including, but not limited to, negotiations regarding provisions relating to the non-solicitation commitments of the Company, the ability of the Company to terminate the merger agreement to accept a superior proposal, the amount of potential termination fees and when such fees are payable and proposed requirement for the directors, officers and various stockholders of the Company to enter into voting and tender agreements with LabCorp. Mintz Levin and Hogan Lovells exchanged several drafts of the merger agreement and its various exhibits and schedules.

On February 14, 2011, February 15, 2011, February 24, 2011, February 25, 2011, March 1, 2011, March 9, 2011, March 12, 2011 and March 15, 2011, the Special Committee met by teleconference. In each case, representatives of Oppenheimer and Mintz Levin participated by invitation. The Special Committee received reports on the progress of LabCorp’s due diligence review, reviewed timing considerations and the status of issues being discussed between the parties.

On February 16, 2011, the Company’s Board of Directors convened a meeting by teleconference to discuss the status of the proposed transaction with LabCorp. A representative of Oppenheimer and the Company’s general counsel provided a detailed summary of the status of LabCorp’s due diligence efforts. Following the summary, the Company’s Board of Directors discussed the proposed transaction, after which they authorized the Company to continue negotiations with LabCorp.

On March 6, 2011, in view of the expiration of the 30-day exclusivity period contained in the February 3, 2011 indication of interest, the Company and LabCorp entered into a revised non-binding indication of interest that included an extension of the exclusivity period until March 18, 2011.

On March 10, 2011, counsel to Mr. Bologna contacted Hogan Lovells with respect to potential compensation for which Mr. Bologna was seeking with respect to his options to purchase Common Stock with exercise prices greater than $2.80 per share if a transaction between the Company and LabCorp were to be consummated. Between March 10, 2011 and April 5, 2011, Mr. Bologna’s counsel and representatives of the Company’s and LabCorp’s legal and financial advisors discussed these claims.

On March 15, 2011, the Company’s Board of Directors held a telephonic meeting, with representatives of Oppenheimer and Mintz Levin participating by invitation. During the meeting, the Special Committee updated the Company’s Board of Directors on the status of the negotiations with LabCorp. Representatives of Oppenheimer and Mintz Levin participated by invitation. Representatives of Mintz Levin updated the Company’s Board of Directors on the status of negotiations with respect to the merger agreement and related documentation, which update included a summary of the significant open points in the draft merger agreement. Representatives from Oppenheimer presented the Company’s Board of Directors with an overview of the material terms of LabCorp’s current offer and presented the Company’s Board of Directors with an analysis of the Company’s stock trading history, a detailed analysis of the Company’s financial results and an analysis of other comparable companies in the Company’s industry. Following the presentation, the Company’s Board of Directors discussed with representatives of Oppenheimer and Mintz Levin various aspects of the proposed transaction with LabCorp, including the advisability of extending the exclusivity period again after March 18, 2011 (which was subsequently extended to March 25, 2011) and, subject to execution of appropriate confidentiality agreements, informing the Company’s two largest stockholders of the possible transaction to ascertain their support for the proposed transaction and to assess their willingness to enter into voting and tender agreements with LabCorp in connection with the proposed transaction, as requested by LabCorp.

On March 17, 2011, March 21, 2011, March 24, 2011, March 25, 2011, March 29, 2011, March 31, 2011, and April 1, 2011, the Special Committee held meetings by teleconference with representatives of Oppenheimer and Mintz Levin. During each call, representatives of Oppenheimer updated the Special Committee on the status and the timing of the discussions with LabCorp, and the Special Committee also discussed the status of discussions with the Company’s two largest stockholders regarding the proposed transaction and their unwillingness to execute the form of voting and tender agreement that had been proposed by LabCorp.

Between March 29, 2011 and April 5, 2011, Mintz Levin and Hogan Lovells, based on input from the Special Committee and LabCorp, respectively, negotiated the final terms of the merger agreement, including the removal of the requirement that the officers, directors and certain stockholders of the Company enter into voting and tender agreements with LabCorp, and LabCorp completed its confirmatory due diligence review of the Company.

On April 5, 2011, Mr. Bologna and the Company entered into a waiver and release with respect to any claims by Mr. Bologna with respect to his options to purchase Common Stock with exercise prices greater than $2.80 per share. See the disclosure in Item 3(a) above under the heading “Waiver and Release with Mr. Bologna” for additional information about the waiver and release.

On April 5, 2011, the Company’s Board of Directors, the Special Committee and the compensation committee of the Company’s Board of Directors held a joint telephonic meeting, with representatives of Oppenheimer and Mintz Levin participating by invitation, to discuss the proposed merger agreement and consider whether or not to approve the merger agreement and recommend that the Company’s stockholders tender their shares in the offer and adopt the merger agreement. The Special Committee, the compensation committee and the Company’s Board of Directors reviewed the discussions among the parties that had taken place since the last meeting of the Company’s Board of Directors on March 15, 2011. At this meeting, Oppenheimer reviewed with the Company’s Board of Directors and the Special Committee its financial analyses of the $2.80 in cash per share of Common Stock to be received by the holders of the Company’s Common Stock pursuant to the Offer and the Merger and rendered to the Special Committee and the Company’s Board of Directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of April 5, 2011, and based upon and subject to various assumptions, qualifications and limitations described in such opinion, the $2.80 per share Offer Price to be paid to the holders of the Company’s Common Stock by Purchaser pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The Special Committee, the compensation committee and the Company’s Board of Directors discussed the terms of the merger agreement, and representatives of Mintz Levin described and explained the terms of the merger agreement and the matters on which each of the Special Committee, the compensation committee and the Company’s Board of Directors had to act upon to approve the merger agreement and the transactions contemplated thereby. After due deliberation, including regarding the merits and risks of the Company’s continuing as an independent standalone company, the Special Committee unanimously determined that the merger agreement and the transactions contemplated thereby were advisable, fair to, and in the best interests of, the Company and its stockholders and recommended that the Company’s Board of Directors approve the merger agreement and the transactions contemplated thereby and recommend that the stockholders of the Company accept LabCorp’s offer, tender their shares of the Company’s stock and, if needed, adopt the merger agreement. After discussion, the compensation committee approved certain matters with respect to the merger agreement and the transactions contemplated thereby. After further discussions among the participants to address questions from members of the Company’s

Board of Directors, the Company’s Board of Directors, by a vote of all members of the Company’s Board of Directors other than Mr. Bologna and with Mr. Bologna abstaining for the reasons set forth under “Chief Executive Officer’s Abstention and the Stated Reasons Therefor; Risks in Remaining a Standalone Company” below, among other things, determined that the merger agreement and the transactions contemplated thereby are advisable, fair to, and in the best interests of, the Company and its stockholders, approved the merger agreement and the transactions contemplated thereby and recommended that the stockholders of the Company accept LabCorp’s offer, tender their shares of the Company’s stock and, if needed, adopt the merger agreement.

Later on the same day, the Merger Agreement was entered into by all of the parties thereto, which was announced in a joint press release of the Company and LabCorp disseminated on April 6, 2011.

Reasons for the Recommendation of the Company’s Board of Directors

In evaluating the Merger and the Merger Agreement, the Company’s Board of Directors consulted with the Company’s management, legal counsel and Oppenheimer and, in reaching its recommendation described in this Item 4 regarding the Offer, the Top-Up Option, the Merger and the Merger Agreement, the Company’s Board of Directors considered a number of factors, including the following:

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The Company’s Operating Results and Financial Condition; Prospects of the Company. The Company’s Board of Directors considered its knowledge of, and familiarity with, the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company and the Company’s short-term and long-term capital needs. The Company’s Board of Directors discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, including those risks reflected in the Financial Forecasts described in this Item 4. The Company’s Board of Directors considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Shares were acquired for cash. These risks and uncertainties included risks relating to the availability of government funding for the Company’s services in the United States, future revenue and earnings in the United States, the ability of the Company to effectively bid on and win new work in both the United States and the United Kingdom, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

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Strategic Alternatives. The Company’s Board of Directors considered trends in the Company’s industry and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives. As part of its consideration of strategic alternatives available to the Company, the Company’s Board of Directors concluded that the Company would have difficulty in expanding its business through acquisitions, since the relatively small pool of available synergistic acquisition targets had been significantly reduced through the recent acquisitions of LGC Group Holdings Limited and Bode Technology Group, Inc., both of which were potential acquisition targets of the Company. In addition, the Company’s Board of Directors noted in particular the activities undertaken by Oppenheimer to solicit interest in a potential transaction involving strategic buyers and private equity firms, which had not yielded sustained interest, with the exception of expressions of interest in purchasing the Company’s business in the United Kingdom. As a result, the Company’s Board of Directors considered the uncertainties and possible unfavorable effects of undertaking separate sales of the Company’s businesses in the United States and the United Kingdom.

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The Company’s Stock Price. The Company’s Board of Directors considered the reasonable likelihood that the Company’s stock price would continue in the range of its current level potentially for several years until the Company had demonstrated its ability to consistently operate profitably.

•	Transaction Financial Terms; Premium to Market Price. The Company’s Board of Directors considered the relationship of the Offer Price to the long range, realistically achievable value of the

Company, in light of the Financial Forecasts. In light of the Company’s activities to date (including, without limitation, overtures made to third parties who were potential transactional parties in advance of the execution of the Merger Agreement), the responses thereto and the historically low trading volume of the Company’s Common Stock on the NASDAQ Global Market, the Company’s Board of Directors determined that the consideration to be paid in the Offer and the Merger represented the best per share price currently obtainable for the Company’s stockholders. In making that determination, the Company considered that the Offer Price and Merger Consideration of $2.80 per share represents (1) a premium of approximately 39.3% over $2.01, the per share closing price of the Company’s Common Stock on the NASDAQ Global Market on April 5, 2011, the last trading day prior to the announcement of the execution of the Merger Agreement, (2) a premium of approximately 38.6% over $2.02, the one-month volume-weighted average price per share of the Company’s Common Stock as of April 4, 2011, (3) a premium of approximately 37.3% over $2.04, the three-month volume-weighted average price per share of the Company’s Common Stock as of April 4, 2011 and (4) a premium of approximately 22.3% over $2.29, the 52-week high trading price per share of the Company’s Common Stock. This premium compared favorably to the premiums paid in other recent acquisitions identified by Oppenheimer and to other amounts resulting from the application of other valuation methodologies, as described below under the caption “Oppenheimer’s Financial Analyses.” The Company’s Board of Directors also considered whether, based upon the Company’s negotiations with LabCorp, the Offer Price was the highest price per share that LabCorp would be willing to pay to acquire the Company and if the terms of the Merger Agreement included the most favorable terms to the Company and its stockholders to which LabCorp was willing to agree.

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Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company’s Board of Directors considered the provisions in the Merger Agreement that provide for the ability of the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make unsolicited proposals, and, subject to payment of a termination fee, reimbursement of expenses and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

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Termination Fee and Expense Reimbursement Provisions. The Company’s Board of Directors considered the termination fee and expense reimbursement provisions of the Merger Agreement and determined that they would not be a deterrent to competing offers that might be superior to the Offer Price and the Merger Consideration. The Company’s Board of Directors considered that the termination fee of $2.5 million was equal to approximately 3.0% of the purchase price being paid in the transaction, which the Company’s Board of Directors believed to be, together with an obligation to reimburse LabCorp for up to $500,000 of its expenses, consistent with the termination fees paid in other recent acquisitions involving aggregate consideration comparable to the purchase price being paid in the transaction, a reasonable fee to be paid to LabCorp should a superior offer be accepted by the Company and not a fee that would deter superior offers.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company’s Board of Directors considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on LabCorp’s ability to secure financing.

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Cash Consideration; Certainty of Value. The Company’s Board of Directors considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value and liquidity of such cash consideration compared to stock or other consideration.

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Timing of Completion. The Company’s Board of Directors considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company’s Board of Directors considered that the potential for closing the transactions in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption. The Company’s Board of Directors considered that LabCorp had the financial resources to fund both the Offer and the Merger from cash on hand.

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Opinion of the Company’s Financial Advisor. The Company’s Board of Directors reviewed, considered and discussed with Oppenheimer the financial analyses provided by Oppenheimer on April 5, 2011 that were prepared in connection with Oppenheimer rendering its opinion discussed below. The Company’s Board of Directors also considered the oral opinion of Oppenheimer rendered to the Company’s Board of Directors and the Special Committee on April 5, 2011, which was subsequently confirmed in writing, to the effect that, as of April 5, 2011 and based upon and subject to various assumptions, qualifications and limitations described in such opinion, the $2.80 in cash per share of Common Stock to be received by the holders of the Company’s Common Stock pursuant to the Offer and the Merger was fair, from a financial point of view, to the holders of the Company’s Common Stock (other than LabCorp, Purchaser and their respective affiliates). The summary of Oppenheimer’s opinion in this Schedule 14D-9 is qualified in its entirety by the full text of Oppenheimer’s written opinion, dated April 5, 2011, attached hereto as Annex II. Oppeheimer’s opinion was directed to the Special Committee and the Company’s Board of Directors in connection with and for the purpose of evaluating the $2.80 in cash per share of Common Stock from a financial point of view. The opinion does not address any other aspect of the Offer and the Merger, the fairness of the Offer and the Merger, any consideration to be received in connection therewith by the holders of any class of securities (other than the Common Stock), creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote or act with respect to the Merger.

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Chief Executive Officer’s Abstention and the Stated Reasons Therefor; Risks in Remaining a Standalone Company. The Company’s Board of Directors considered the views expressed by its Chief Executive Officer, Mr. Bologna, with respect to his lack of support for moving forward with the potential transaction with LabCorp and his abstention on the final vote to approve the transaction with LabCorp, including his views stated to the Company’s Board of Directors as to the purchase price offered by LabCorp, that the risks in achieving the Company’s strategic plan as a standalone company could be overcome and that with the recent development in the United Kingdom with respect to FSS, the Company could potentially bring greater value to its stockholders over the next three to five years by remaining independent. The Company’s Board of Directors, however, after taking into consideration many factors, including those set forth above and the recent developments with respect to FSS, disagreed with the Chief Executive Officer’s position.

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Appraisal Rights. The Company’s Board of Directors considered the availability of appraisal rights with respect to the Merger for the Company’s stockholders who properly exercise their rights under Delaware law, which would give such stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares upon the completion of the Merger.

The Company’s Board of Directors also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

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Restrictions; Termination Fee and Expense Reimbursement. The Company’s Board of Directors considered the restrictions that the Merger Agreement imposes on actively soliciting competing bids, and that under the Merger Agreement the Company would be obligated to pay a termination fee of $2.5 million, together with reimbursement of up to $500,000 of LabCorp’s expenses under certain circumstances, and the potential effect of such termination fee and expense reimbursement in deterring other potential acquirers from proposing alternative transactions.

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Failure to Close. The Company’s Board of Directors considered that the conditions to LabCorp’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company’s Board of Directors also considered the fact that, if the Offer and the Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of business partners and employees and that the Company’s ability to bid on and win new work in both the United States and the United Kingdom as well as the trading price of the Company’s Common Stock could be adversely affected. In addition, the Company’s Board of Directors considered that, in that event, it would be unlikely that another party would be interested in acquiring the Company. The Company’s Board of Directors also considered the fact that, if the Offer and the Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

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Public Announcement of the Offer and the Merger. The Company’s Board of Directors considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and the Merger contemplated thereby, including effects on the Company’s operations, existing and potential customers, stock price and employees and the Company’s ability to attract and retain key management and personnel.

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Pre-Closing Covenants. The Company’s Board of Directors considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of LabCorp. The Company’s Board of Directors further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

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Cash Consideration. The Company’s Board of Directors considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company, unless they separately acquired shares of LabCorp common stock.

•	Tax Treatment. The Company’s Board of Directors considered the fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal and state income tax purposes.

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Potential Conflicts of Interest. The Company’s Board of Directors was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3(a) above.

The foregoing summarizes the material factors considered by the Company’s Board of Directors in its consideration of the Offer and the Merger and is not intended to be exhaustive. After considering these factors, the Company’s Board of Directors (with one director abstaining) concluded that, based on the totality of the information presented to and considered by it, overall, the positive factors and potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the potential negative factors and risks of the Offer and the Merger and provide the maximum value to stockholders. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Company’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company’s Board of Directors applied his or her own personal business judgment to the process and may have given different weight to different factors.

Financial Forecasts

The Company does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings, cash flows or other results beyond the current fiscal year. However, the Company provided certain unaudited, internal, non-public forecasts regarding the Company’s future operations as an independent company through the year ended December 31, 2015 (the “Financial Forecasts”) to Oppenheimer for use in Oppenheimer’s financial analyses, including those analyses used in delivering the fairness opinion described below, in connection with the Special Committee’s and the Company’s Board of Directors’ review of the Offer and the Merger.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. None of the Company, the Special Committee, the Company’s Board of Directors or any of their respective advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts. The Financial Forecasts should not be regarded as an indication that the Company, the Special Committee, the Company’s Board of Directors, or any of their respective advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Financial Forecasts are shown to be in error. The Company’s stockholders are cautioned not to place undue, if any, reliance on the Financial Forecasts included in this Schedule 14D-9.

The Financial Forecasts were based necessarily on the information prepared or provided by the Company using a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. The assumptions and estimates used to create the information used in the Financial Forecasts involve judgments made with respect to, among other things, market size and growth rates, market share, interest rates, future pricing, and levels of operating expenses, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less reliable with each successive year.

The Financial Forecasts for the fiscal years ending December 31, 2011 through 2015 are set forth below. All amounts (other than per share data and percentages) are expressed in millions of dollars.

	Year Ended December 31
	2011	2012	2013	2014	2015
Revenue
Total Revenue	$68.0	$81.5	$95.0	$97.9	$100.8
Cost of Sales	44.1	53.9	60.1	61.9	63.8

Gross Profit	$23.9	$27.7	$34.9	$35.9	$37.0

Operating Expenses
Research & Development	$1.0	$1.3	$1.4	$1.5	$1.5
Marketing & Sales	6.7	7.1	7.8	7.9	8.0
General & Administrative	14.5	15.2	15.9	16.1	16.3
Amortization	0.9	0.1	0.1	0.1	0.1

Total Operating Expenses	$23.1	$23.8	$25.3	$25.5	$25.8

EBIT*	$0.8	$3.9	$9.6	$10.4	$11.2

Plus: Depreciation	$2.1	$2.0	$2.0	$2.0	$2.1
Plus: Amortization	0.9	0.1	0.1	0.1	0.1
Plus: Stock Based Compensation	1.0	1.0	1.0	1.0	1.0

EBITDAS**	$4.7	$7.1	$12.7	$13.5	$14.4

EBITDA***	$3.7	$6.1	$11.7	$12.5	$13.4

Interest (Expense) / Income	$0.1	$0.2	$0.2	$0.2	$0.2
Other (Expense) / Income	0.0	0.0	0.0	0.0	0.1

Pre-Tax Income	$0.9	$4.1	$9.8	$10.6	$11.5

Provision for Taxes	(2.0)	(2.6)	(3.8)	(3.9)	(4.1)

Net Income	($1.0)	$1.6	$6.1	$6.7	$7.4

Net Income Before Stock Based Compensation	($0.0)	$2.6	$7.1	$7.7	$8.4

Operating Statistics
Revenue Growth	6.7%	20.0%	16.5%	3.0%	3.0%
Gross Margin	35.2%	34.0%	36.7%	36.7%	36.7%
EBITDAS Margin	7.0%	8.7%	13.4%	13.8%	14.3%
Net Margin	(1.5%)	1.9%	6.4%	6.9%	7.3%
Pro Forma Net Income Growth	NM	NM	284.3%	10.7%	10.0%

*	EBIT refers to earnings (net income) before interest and taxes.
**	EBITDAS refers to earnings (net income) before interest, taxes, depreciation, amortization and pre-tax stock based compensation.
***	EBITDA refers to earnings (net income) before interest, taxes, depreciation and amortization.

Use of Non-GAAP Financial Measures and Reconciliation of GAAP to Non-GAAP Financial Measures

EBIT, EBITDA, EBITDAS and net income before stock based compensation are non-GAAP financial measures, and as such are not substitutes for net income, which is the GAAP financial measure that is most closely comparable to EBIT, EBITDA, EBITDAS and net income before stock based compensation. A reconciliation of net income to each of EBIT, EBITDA and EBITDAS is set forth in the table below (all amounts are expressed in millions of dollars). In addition, net income before stock based compensation is reconciled to net income by adding to net income for each period the approximate $1.0 million of stock based compensation in each period.

	Fiscal Year Ended December 31
	2011	2012	2013	2014	2015
Net Income	($1.0)	$1.6	$6.1	$6.7	$7.4
Adjustments
Interest (Expense) / Income	$0.1	$0.2	$0.2	$0.2	$0.2
Other (Expense) / Income	0.0	0.0	0.0	0.0	0.1
Provision for Income Taxes	(2.0)	(2.6)	(3.8)	(3.9)	(4.1)

EBIT	$0.8	$3.9	$9.6	$10.4	$11.2

Depreciation	$2.1	$2.0	$2.0	$2.0	$2.1
Amortization	0.9	0.1	0.1	0.1	0.1

EBITDA	$3.7	$6.1	$11.7	$12.5	$13.4

Stock Based Compensation	1.0	1.0	1.0	1.0	1.0

EBITDAS	$4.7	$7.1	$12.7	$13.5	$14.4

EBIT, EBITDA, EBITDAS and net income before stock based compensation, the non-GAAP financial measures, were used in the Financial Forecasts in order to provide a method for assessing the Company’s potential financial condition in the future. The Company believes that EBIT, EBITDA, EBITDAS and net income before stock based compensation present an indication of the Company’s potential financial condition without the additional uncertainty that may be created by the inclusion of interest, taxes, depreciation, amortization and stock based compensation amounts, as applicable, which are particularly uncertain with respect to future periods. These measures are not presented in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Accordingly, the Company’s stockholders should not consider EBIT, EBITDA, EBITDAS and/or net income before stock based compensation in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with GAAP.

Opinion of Oppenheimer & Co. Inc.

The Special Committee retained Oppenheimer to act as its financial advisor and to render to the Company’s Board of Directors an opinion as to the fairness, from a financial point of view, to the holders of Orchid’s Common Stock of the consideration to be paid pursuant to a merger or other acquisition transaction, such as the Offer and the Merger. On April 5, 2011, Oppenheimer rendered its oral opinion to the Special Committee and the Company’s Board of Directors (which was subsequently confirmed in writing by delivery of Oppenheimer’s written opinion dated the same date) to the effect that, as of April 5, 2011, the $2.80 in cash per share of Common Stock to be received by the holders of Orchid’s Common Stock pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders.

Oppenheimer’s opinion was directed to the Special Committee and the Company’s Board of Directors and only addressed the fairness from a financial point of view of the $2.80 in cash per share of Common Stock to be received by the holders of Orchid’s Common Stock pursuant to the Offer and the Merger, and did not address any other aspect or implication of the Offer and the Merger. The summary of Oppenheimer’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters considered by Oppenheimer in preparing its opinion. Holders of Orchid’s Common Stock are encouraged to read this opinion carefully in its entirety. However, neither Oppenheimer’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and they do not constitute, advice or a recommendation to any holder of Orchid’s Common Stock as to whether such holder should tender any shares of Orchid’s Common Stock into the Offer or act on any matter relating to the Offer and the Merger.

In arriving at its opinion, Oppenheimer:

•	reviewed a draft, dated April 5, 2011, of the Merger Agreement, together with the exhibits and schedules thereto;

•	reviewed audited financial statements of Orchid for fiscal years ended December 31, 2010, December 31, 2009, and December 31, 2008;

•	reviewed the Financial Forecasts prepared by Orchid;

•	reviewed the current and historical market prices and trading volumes of Orchid’s Common Stock;

•	held discussions with members of the Special Committee, the Company’s Board of Directors and the senior management of Orchid with respect to the businesses and prospects of Orchid;

•	held discussions, at the direction of Orchid, with selected third parties to solicit indications of interest in a possible acquisition of all or a portion of Orchid;

•	reviewed and analyzed certain publicly available financial data for Orchid and for companies that Oppenheimer deemed relevant in evaluating Orchid;

•	reviewed and analyzed certain publicly available financial information for transactions that Oppenheimer deemed relevant in evaluating the Offer and the Merger;

•	analyzed the estimated present value of the future cash flows of Orchid based on the Financial Forecasts prepared by Orchid;

•

reviewed and analyzed the financial terms, including the premiums paid, based on publicly available information, in merger and acquisition transactions Oppenheimer deemed relevant in evaluating the Offer and the Merger;

•	reviewed certain other public information concerning Orchid; and

•	performed such other analyses, reviewed such other information and considered such other factors as Oppenheimer deemed appropriate.

In rendering its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer by the Special Committee, the Company’s Board of Directors, Orchid and its employees, representatives and affiliates or otherwise reviewed by Oppenheimer. With respect to the Financial Forecasts relating to Orchid referred to above, Oppenheimer assumed, at the direction of Orchid and with Orchid’s consent, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of Orchid as to the future financial condition and operating results of Orchid and that the financial results reflected in such forecasts and estimates would be achieved at the times and in the amounts projected. Oppenheimer expressed no opinion with respect to such forecasts and estimates or the estimates and judgments on which they were based. At the direction of representatives of Orchid, Oppenheimer also assumed that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Oppenheimer. Oppenheimer also assumed, with the consent of Orchid, that the Offer and the Merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Orchid or the Offer or the Merger. Oppenheimer has neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Orchid.

Oppenheimer did not express any opinion as to the underlying valuation, future performance or long term viability of Orchid, or the price at which Orchid would trade at any time.

Oppenheimer expressed no view as to, and its opinion did not address, any terms or other aspects or implications of the Offer or the Merger (other than the $2.80 in cash per share of Common Stock to be received by the holders of Orchid’s Common Stock pursuant to the Offer and the Merger, to the extent expressly specified in its opinion) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise, including, without limitation, the fairness of the amount or nature of the compensation resulting from the Offer or the Merger to any individual officers, directors or employees of Orchid, or class of such persons, relative to the $2.80 in cash per share of Common Stock to be received by the holders of Orchid’s Common Stock pursuant to the Offer and the Merger (other than in connection with their ownership of Orchid’s Common Stock and the $2.80 in cash per share of Common Stock to be paid to them solely as a result thereof). In addition, Oppenheimer expressed no view as to, and its opinion did not address, the underlying business decision of Orchid to proceed with or effect the Merger nor did its opinion address the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for Orchid or the effect of any other transaction in which Orchid might engage. Oppenheimer’s opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and were disclosed to Oppenheimer as of the date of its opinion. It should be understood that, although subsequent developments may affect Oppenheimer’s opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion.

The issuance of Oppenheimer’s opinion was approved by an authorized committee of Oppenheimer.

Oppenheimer’s opinion was for the use of the Special Committee and the Company’s Board of Directors in their respective evaluations of the Offer and the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Offer and the Merger.

In preparing its opinion, Oppenheimer performed a variety of analyses, including those described below. The summary of Oppenheimer’s valuation analyses is not a complete description of the analyses underlying Oppenheimer’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations as to the most appropriate and relevant methods of financial, comparative and other analytic methods employed and the adaptation and application of those methods to the particular facts and circumstances presented. As a consequence, neither Oppenheimer’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Oppenheimer arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Oppenheimer believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Oppenheimer considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Oppenheimer’s analyses for comparative purposes is identical to Orchid or the proposed Offer and the Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Oppenheimer did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Oppenheimer’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Orchid, LabCorp and Oppenheimer. Accordingly, the estimates used in, and the results derived from, Oppenheimer’s analyses are inherently subject to substantial uncertainty.

Oppenheimer’s opinion and analyses were provided to the Special Committee and the Company’s Board of Directors in connection with their respective considerations of the proposed Offer and the Merger and were among many factors considered by the Special Committee and the Company’s Board of Directors in evaluating the proposed Offer and the Merger. Neither Oppenheimer’s opinion nor their respective analyses were determinative of the Offer Price and the Merger Consideration or of the views of the Special Committee or the Company’s Board of Directors with respect to the proposed Offer and the Merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of Oppenheimer’s opinion and reviewed with the Special Committee and the Company’s Board of Directors on April 5, 2011. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Oppenheimer’s analyses.

Oppenheimer’s Financial Analyses

Selected Public Companies Analysis

Oppenheimer reviewed financial and stock market information of Orchid and the following selected publicly traded companies in the Contract Research and the Clinical Reference Laboratory industries:

•	Bio-Reference Laboratories Inc.

•	Charles River Laboratories International Inc.

•	Covance Inc.

•	Eurofins Scientific SE

•	Icon PLC

•	Kendle International Inc.

•	Laboratory Corporation of America Holdings

•	Medtox Scientific Inc.

•	PAREXEL International Corporation

•	Pharmaceutical Product Development Inc.

•	Quest Diagnostics Inc.

•	Sonic Healthcare Ltd.

Although none of the selected public companies is directly comparable to Orchid, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Orchid.

Oppenheimer reviewed the multiples of each selected company’s enterprise value (calculated as fully diluted market value plus total debt and less cash and other adjustments) to calendar year 2010 and estimated calendar year 2011 and 2012 earnings before interest, taxes, depreciation, amortization and pre-tax stock based compensation expense (“EBITDA”), using closing stock prices as of April 4, 2011, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. Oppenheimer then applied a range of the multiples of enterprise value to calendar year 2010 and estimated calendar year 2011 and 2012 EBITDA of 9.0x to 12.1x, 7.4x to 10.1x and 6.4x to 8.7x, respectively, derived from the selected public companies to corresponding financial data for Orchid (as adjusted by adding back non-cash stock based compensation expenses and $1.7 million of restructuring charges in 2010), using EBITDA estimates provided by Orchid.

This analysis indicated the following implied per share reference range for Orchid’s Common Stock, as compared to the Offer Price to be received by the holders of Orchid’s Common Stock pursuant to the Offer and the Merger:

Implied per Share Reference Range for Orchid’s Common Stock	Offer Price
$1.85 to $2.26	$2.80

Selected Transactions Analysis

Oppenheimer reviewed certain transaction values and multiples in the following selected publicly announced (or proposed) transactions, which involved companies with businesses in the Contract Research and the Clinical Reference Laboratory industries:

Announcement Date	Acquiror	Target
02/25/11	Eurofins Scientific	Lancaster Laboratories
12/27/10	Warburg Pincus LLC	ReSearch Pharmaceutical Services, Inc.
11/08/10	Sonic Healthcare	CBLPath
08/19/10	Avista Capital	INC Research, Inc.
08/12/10	SolutionPoint	Bode Technology Group
02/05/10	Sonic Healthcare	Medhold Group
02/05/10	Bridgepoint Capital	LGC Science Investments
06/23/09	Laboratory Corporation of America	Monogram Biosciences
02/03/09	JLL Partners	PharmaNet Development Group, Inc.
10/27/08	Laboratory Corporation of America	PathNet
06/30/08	Sonic Healthcare	Clinical Laboratories of Hawaii
01/03/08	WuXi Pharma, Inc.	AppTec Laboratory Services, Inc.

While none of the selected transactions are directly comparable with the proposed Offer and the Merger, the selected transactions involve companies with operations that, for purposes of Oppenheimer’s analysis, may be considered similar to certain operations of Orchid.

Oppenheimer reviewed, among other things, multiples of enterprise value to trailing 12 month EBITDA implied by the selected transactions for each of the target companies involved in the selected transactions based on publicly available financial information at the time of announcement with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction plus debt, less cash and other adjustments. Oppenheimer then applied a range of enterprise value to EBITDA multiples of 6.8x to 9.2x, based upon its review of multiples implied by the selected transactions, to Orchid’s 2010 EBITDA (as adjusted by adding back non-cash stock based compensation expenses and $1.7 million restructuring charges). The selected multiple ranges were chosen based on Oppenheimer’s experience and judgment after reviewing the selected transactions and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or transactions.

This analysis indicated the following implied per share reference range for Orchid’s Common Stock, as compared to the Offer Price to be received by the holders of Orchid’s Common Stock pursuant to the Offer and the Merger:

Implied per Share Reference Range for Orchid’s Common Stock	Offer Price
$1.36 – $1.61	$2.80

Discounted Cash Flow Analysis

Oppenheimer performed a discounted cash flow analysis to calculate the estimated present value of the unlevered after-tax free cash flows that Orchid could generate from calendar years 2011 through 2015, using the Financial Forecasts that were provided by Orchid, which excluded stock based compensation. Oppenheimer calculated a range of estimated terminal values for Orchid based on a perpetuity growth rate range of 1% to 3%. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 16.0% to 18.0%, reflecting estimates of Orchid’s weighted average cost of capital using the capital asset pricing model and assuming that the average capital structure of the companies identified in the selected companies analysis represents the optimal capital structure.

These analyses indicated the following implied per share reference range for Orchid’s Common Stock, as compared to the Offer Price to be received by the holders of Orchid’s Common Stock pursuant to the Offer and the Merger:

Implied per Share Reference Range for Orchid’s Common Stock	Offer Price
$1.78 – $2.08	$2.80

Other Factors

Oppenheimer also reviewed, for informational purposes, certain other factors, including:

•

the premiums paid in certain all-cash transactions in the United States with total equity values between $50 million and $250 million announced between January 1, 2005 and April 4, 2011 (of which there were 240 such transactions), applied to the closing prices of Orchid’s Common Stock one day, one week and one month prior to April 4, 2011 (a selected range derived from corresponding pre-announcement periods for such transactions) indicated an implied per share equity value reference range for Orchid’s Common Stock of approximately $2.35 to $3.08 per share; and

•	historical trading prices of Orchid’s Common Stock from April 4, 2010 through April 4, 2011.

Other Matters

Pursuant to an engagement letter dated November 23, 2010, the Special Committee retained Oppenheimer as its exclusive financial advisor in connection with the proposed Offer and the Merger. The Special Committee selected Oppenheimer based on Oppenheimer’s qualifications, experience and reputation, and its familiarity with Orchid and its business. As part of Oppenheimer’s investment banking business, Oppenheimer is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

Oppenheimer has acted as financial advisor to the Special Committee in connection with the Offer and the Merger. Under the terms of the engagement letter, the Company will become obligated to pay Oppenheimer a fee upon the closing of the Offer of approximately $1.3 million, of which $100,000 was payable on December 22, 2010 and $350,000 became payable upon the delivery of its written opinion, which is included as Annex II to this Schedule 14D-9, and the remainder of which is contingent upon consummation of the Offer. The Company also agreed, on behalf of the Special Committee, to reimburse Oppenheimer for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Oppenheimer and related parties against liabilities, including liabilities under U.S. federal securities laws, relating to, or arising out of, its engagement. Oppenheimer in the past has performed investment banking services for Orchid unrelated to the Offer and the Merger, for which services Oppenheimer has received compensation, including, during the two-year period preceding the date of Oppenheimer’s opinion, acting as the exclusive financial advisor to Orchid in connection with a possible acquisition. In the ordinary course of business, Oppenheimer and its affiliates may actively trade securities of Orchid for Oppenheimer’s and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

(c)	Intent to Tender

To the Company’s knowledge, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company who owns Shares, other than Mr. Bologna, presently intends to tender in the Offer all Shares that he, she or it owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The information pertaining to the retention of Oppenheimer by the Special Committee in Item 4 (“The Solicitation or Recommendation — Opinion of Oppenheimer & Co. Inc.”) is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company’s Board of Directors or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board of Directors other than at a meeting of the Company’s stockholders, as further described above in Item 3(b), and is incorporated herein by reference. Such persons, if appointed, would constitute a majority of the Company’s Board of Directors.

(b)	Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their shares in the Offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger and without regard to any exercise of the Top-Up Option, any issuance of Shares upon the exercise of the Top-Up Option or any delivery by LabCorp or Purchaser of the promissory note to the Company in payment, or other payment by LabCorp or Purchaser, for any Shares issued upon exercise of the Top-Up Option) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation in the Merger. In addition, such dissenting holders of Shares may be entitled to receive payment of interest from the date of consummation of the Merger of the amount determined to be the fair value of their Shares. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

The Company has agreed to give LabCorp prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal. The Company has also agreed to give LabCorp the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not, except with the prior written consent of LabCorp, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment or waive any failure by a stockholder to timely comply with the requirements of the DGCL to perfect or demand appraisal rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing summary of is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement and Section 262 of the DGCL, which have been filed as Exhibit (e)(1) and included as Annex III hereto, respectively, and which are incorporated by reference herein.

(c)	Delaware Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

(d)	State Anti-Takeover Laws — Other

A number of states have adopted takeover laws and regulations that purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have or whose business operations have substantial economic effects in such states, or that have substantial assets, security holders, principal executive offices or principal places of business therein. If any state takeover statute is found to be applicable to the Offer, Purchaser might be unable to accept for payment or purchase the Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase or pay for any Shares tendered.

(e)	Regulatory Approvals

The Offer and the Merger are subject to the HSR Act, which provides that parties to certain mergers or acquisitions notify the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) of the proposed transaction and wait a specific period of time before closing while the agencies review the proposed transaction.

On April 18, 2011, LabCorp filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC in connection with the purchase of the Shares in the Offer and the Merger. On April 18, 2011, the Company filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC in connection with the Offer and the Merger. LabCorp’s filing triggered a 15-day initial waiting period, for which early termination will be requested. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from LabCorp or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by LabCorp with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of LabCorp. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raise substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. LabCorp is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the DOJ sometimes scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s acquisition of Shares, either the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of the

Company or LabCorp or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge on antitrust grounds to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Item 8(e), “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or substantially lessening competition.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for LabCorp’s or Purchaser’s acquisition or ownership of the Shares.

(f)	Vote Required to Approve the Merger

The Company’s Board of Directors has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL (“Section 253”), if LabCorp, Purchaser or their subsidiaries acquire, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If LabCorp, Purchaser or their subsidiaries acquire, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has granted a Top-Up Option to Purchaser to purchase newly issued shares of Common Stock if, after the exercise of the Top-Up Option, Purchaser would hold enough Shares to effect a short-form merger pursuant to Section 253, as further described in Item 8(g) below.

(g)	Top-Up Option

Subject to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable for that number of newly issued shares of Common Stock (the “Top-Up Shares”), at a per share price equal to the Offer Price, that is equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by LabCorp, Purchaser and their respective subsidiaries and affiliates at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (determined after giving effect to the issuance of the Top-Up Shares); provided, however, that the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of the Top-Up Option Shares, LabCorp and Purchaser shall own at least 90% of the outstanding shares of Common Stock (assuming the issuance of the Top-Up Shares); and provided, further, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the total authorized and unissued shares of Common Stock reduced by the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any vested stock options or other rights to acquire shares of Common Stock outstanding on the date of exercise of the Top-Up Option. Purchaser will pay the purchase price for the Top-Up Shares, at its election, either (i) entirely in cash, or (ii) by paying in cash an amount equal to the aggregate par value of such Top-Up Shares (or by paying such greater cash amount as determined by Purchaser) and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price, which note shall be full recourse against LabCorp and Purchaser, shall be unsecured and non-negotiable, shall be due one year from the date the Top-Up Shares are issued, shall bear simple interest at the rate of 5% per annum and may be prepaid without premium or penalty; provided, however, that upon any event of default (as defined in the Merger Agreement), all principal and accrued interest thereunder shall immediately become due and payable.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(h)	Amendment to Rights Agreement

In connection with the transactions contemplated by the Merger Agreement, on April 5, 2011, prior to the execution of the Merger Agreement, the Company entered into the second amendment (the “Amendment”) to the Rights Agreement, dated July 27, 2001, as amended on March 31, 2003, between the Company and American Stock Transfer & Trust Company, as rights agent (the “Rights Agreement”). The Amendment was entered into in order to render the Rights Agreement inapplicable to (i) the approval, execution and/or delivery of the Merger Agreement, (ii) the making or consummation of the Offer (including the acquisition of Shares pursuant to the Offer), and (iii) the consummation of the Merger or any other transaction contemplated by the Merger Agreement. The Amendment provides that, among other things, (A) no Person (as defined in the Rights Agreement) will be or become an Acquiring Person (as defined in the Rights Agreement) as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (B) no Stock Acquisition Date (as defined in the Rights Agreement) or Distribution Date (as defined in the Rights Agreement) will occur as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and (C) if the Rights have not otherwise expired by the original terms of the Rights Agreement on May 16, 2011, the Rights will expire immediately prior to the Acceptance Time. If the Merger Agreement is terminated, the changes to the Rights Agreement pursuant to the Amendment will be of no further force and effect. The Rights Agreement will terminate by its original terms on May 16, 2011.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, and the Amendment, which are filed as Exhibit (e)(20), Exhibit (e)(21), and Exhibit (e)(22) hereto, respectively, and are incorporated herein by reference.

(i)	Legal Proceedings

On April 11, 2011, a putative class action lawsuit was filed by a single plaintiff in the Superior Court of New Jersey Chancery Division, Mercer County (Docket No. C 000032 11) against the Company, LabCorp, Purchaser, and individual members of the Company’s Board of Directors. This action, captioned Bruce Ballard v. Orchid Cellmark, et al., alleges that (i) individual members of the Company’s Board of Directors violated their fiduciary duties to the Company’s stockholders, including the duties of loyalty, care, candor, and good faith, and failed to maximize value for the Company’s stockholders by agreeing to the Merger Agreement, and (ii) the Company, LabCorp, and Purchaser aided and abetted the individual defendants in the breach of their fiduciary duties. The plaintiff seeks (i) to enjoin the acquisition of the Company by Purchaser and LabCorp or, in the alternative, to rescind the Merger Agreement to the extent already implemented, (ii) an order requiring the Company’s Board of Directors and LabCorp to disclose all material information related to the Merger Agreement, and (iii) monetary damages in an unspecified amount.

On April 13, 2011, a putative class action lawsuit was filed by a single plaintiff in the Court of Chancery for the State of Delaware (Case No. 6373-VCN) against the Company, LabCorp, Purchaser, and individual members of the Company’s Board of Directors. The action, styled Herbert Silverberg v. Thomas Bologna, et al., alleges that (i) individual members of the Company’s Board of Directors violated their fiduciary duties of care and loyalty owed to the Company’s stockholders by (a) failing to properly value the Company, (b) failing to maximize the Company’s value, (c) agreeing to terms in the Merger Agreement and other terms that favor

LabCorp, and (d) putting LabCorp’s interests above those of the Company’s stockholders; and (ii) LabCorp and Purchaser aided and abetted the individual defendants in the breach of their fiduciary duties. The plaintiff seeks (i) to enjoin the acquisition of the Company by Purchaser and LabCorp and the implementation of deal protection devices in the Merger Agreement and deployment of the Company’s poison pill, and (ii) monetary damages in an unspecified amount.

The Company and LabCorp believe the allegations in each of the complaints described above are entirely without merit, and the defendants intend to vigorously defend each action. However, even a meritless lawsuit potentially may delay consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

(j)	Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements.” These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent filings with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements as a result of new information, future developments or otherwise, except as required by applicable law. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s filings with the SEC are not applicable to any forward-looking statements made in connection with the Offer.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)*	Letter to Stockholders of the Company, dated April 19, 2011, from Eugene I. Davis, Chairman of the Board of the Company (filed herewith).

(a)(2)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9 and incorporated herein by reference).

(a)(3)	Offer to Purchase, dated April 19, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(4)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(6)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(8)*	Opinion of Oppenheimer & Co. Inc., dated April 5, 2011 (included as Annex II to this Schedule 14D-9 and incorporated herein by reference).

(a)(9)	Joint Press Release issued by the Company and LabCorp, dated April 6, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011).

(a)(10)	Summary Advertisement as published on April 19, 2011 in The New York Times (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(11)	Press Release issued by LabCorp, dated April 19, 2011 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(12)	Complaint filed on April 11, 2011 in the Superior Court of New Jersey Chancery Division: Mercer County, captioned Bruce Ballard v. Orchid Cellmark Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Nicole S. Williams, James M. Hart, Bruce D. Dalziel, Laboratory Corporation of America Holdings, OCM Acquisition Corp. (Docket No. C 000032 11) (filed herewith).

(a)(13)	Complaint filed on April 13, 2011 in the Court of Chancery of the State of Delaware, captioned Herbert Silverberg v. Thomas A. Bologna, Eugene I. Davis, Stefan Loren, Nicole S. Williams, James M. Hart, Bruce D. Dalziel, Orchid Cellmark Inc., OCM Acquisition Corp., and Laboratory Corporation of America Holdings, C.A. No. 6373-VCN (filed herewith).

(a)(14)	Letter from Thomas A. Bologna, the Company’s President and Chief Executive Officer, distributed on April 6, 2011 to the Company’s employees regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on April 6, 2011).

Exhibit No.	Description

(a)(15)	Letter from Jim Marcella, the Company’s Executive Director, Corporate Services and North America Paternity, distributed on April 6, 2011 to certain of the Company’s customers located in the United States regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on April 6, 2011).

(a)(16)	Letter from Sid Sinha, the Company’s Vice President, North American Forensics and R&D, distributed on April 6, 2011 to certain of the Company’s customers located in the United States regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on April 6, 2011).

(a)(17)	Letter from David Hartshorne, Commercial Director of Orchid Cellmark Ltd., the Company’s wholly owned subsidiary located in the United Kingdom, distributed on April 6, 2011 to the Company’s customers located in the United Kingdom regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on April 6, 2011).

(a)(18)	Form of Notice to Holders of Options to Purchase Shares of the Company’s Common Stock Granted Under the Amended and Restated 2005 Stock Plan (filed herewith).

(a)(19)	Form of Notice to Holders of Options to Purchase Shares of the Company’s Common Stock Granted Under the 1995 Stock Incentive Plan (filed herewith).

(e)(1)	Agreement and Plan of Merger, dated April 5, 2011, by and among LabCorp, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011).

(e)(2)	Employment Agreement, dated March 8, 2006, by and between the Company and Thomas A. Bologna (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 9, 2006).

(e)(3)	Addendum to Employment Agreement, dated December 8, 2006, between the Company and Thomas A. Bologna (incorporated herein by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 15, 2007).

(e)(4)	Waiver and Release, dated April 5, 2011, by and between the Company and Thomas A. Bologna (filed herewith).

(e)(5)	Employment Agreement, dated as of October 5, 2007, by and between the Company and James F. Smith (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 12, 2008).

(e)(6)	Employment Agreement, dated as of November 19, 2007, by and between the Company and William J. Thomas (incorporated herein by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 12, 2008).

(e)(7)	Employment Agreement, dated as of May 13, 2008, by and between the Company and Jeffrey S. Boschwitz, Ph.D. (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 1, 2008).

(e)(8)	Settlement Agreement, dated September 3, 2010, between the Company and Accipiter Capital Management, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010).

(e)(9)	Restated Certificate of Incorporation of the Company, dated May 10, 2000 (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the SEC on August 14, 2002).

Exhibit No.	Description

(e)(10)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, dated June 12, 2001 (incorporated herein by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(11)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, dated June 14, 2002 (incorporated herein by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(12)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, dated March 30, 2004 (incorporated herein by reference to Exhibit 4.10 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 29, 2005).

(e)(13)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, effective June 15, 2005 (incorporated herein by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 29, 2005).

(e)(14)	Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Company, dated August 1, 2001 (incorporated herein by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(15)	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company, dated March 31, 2003 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2003).

(e)(16)	Third Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2007).

(e)(17)	Amended and Restated 2005 Stock Plan and the forms of stock option agreement for non-statutory and incentive stock options granted thereunder (incorporated herein by reference to Exhibits 99.1, 99.2 and 99.3, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2005).

(e)(18)	1995 Stock Incentive Plan, as amended, including forms of stock option certificate for incentive and non-statutory stock options granted thereunder (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended, originally filed with the SEC February 18, 2000).

(e)(19)	Confidentiality Agreement, dated as of September 17, 2010, by and between the Company and LabCorp (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(e)(20)	Rights Agreement, dated as of July 27, 2001, by and between the Company and American Stock Transfer & Trust Company, as rights agent, which includes the form of Certificate of Designation setting forth the terms of the Series A Junior Participating Preferred Stock, $0.001 par value, as Exhibit A, the form of rights certificate as Exhibit B and the summary of rights to purchase Series A Junior Participating Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on filed August 3, 2001).

(e)(21)	First Amendment to Rights Agreement, dated as of July 27, 2001, by and between the Company and American Stock Transfer & Trust Company, as rights agent, dated as of March 31, 2003 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2003).

Exhibit No.	Description

(e)(22)	Second Amendment to Rights Agreement, dated as of July 27, 2001, as amended on March 31, 2003, by and between the Company and American Stock Transfer & Trust Company, as rights agent, dated April 5, 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011).

*	Included with copy of Schedule 14D-9 mailed to stockholders.

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

Annex II — Opinion of Oppenheimer & Co. Inc.

Annex III — Delaware General Corporation Law — Section 262 — Appraisal Rights.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2011	ORCHID CELLMARK INC.

	By:	/s/ William J. Thomas
	Name:	William J. Thomas
	Title:	Vice President and General Counsel

Annex I

ORCHID CELLMARK INC.

4390 US Route One

Princeton, New Jersey 08540

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being mailed on or about April 19, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Orchid Cellmark Inc., a Delaware corporation (“Orchid” or the “Company”), relating to the tender offer by OCM Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Laboratory Corporation of America Holdings (“LabCorp”), a Delaware corporation, to the holders of record of all outstanding shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of the Common Stock, the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to the Company.

You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Purchaser to a majority of seats on the board of directors of the Company (the “Board of Directors”). There will be no vote or other action by stockholders of the Company in connection with this Information Statement. Any such designation would be made pursuant to the Agreement and Plan of Merger, dated as of April 5, 2011, by and among LabCorp, Purchaser and the Company (the “Merger Agreement”). Voting proxies regarding shares of the Common Stock are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on April 19, 2011 to purchase all outstanding Shares at a purchase price of $2.80 per share (such price, or any different price per share as may be paid in the Offer, the “Offer Price”), net to the selling stockholder in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement and applicable law, the Offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, May 17, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by LabCorp and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 19, 2011. Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of LabCorp.

The Merger Agreement requires the Company to cause Purchaser’s designees to be elected to the Board of Directors under certain circumstances described below.

The summaries of the Offer and the terms of the Merger Agreement contained herein are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to the Schedule 14D-9, and the Offer to Purchase and related Letter of Transmittal, which are filed as Exhibits (a)(3) and (a)(4), respectively, to the Schedule 14D-9, and are incorporated herein by reference.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning LabCorp, Purchaser and Purchaser’s designees has been furnished to the Company by LabCorp and Purchaser and the Company assumes no responsibility for the accuracy of any such information.

PURCHASER’S DESIGNEES

The Merger Agreement provides that, after Purchaser accepts for payment and pays for that number of Shares validly tendered and not properly withdrawn pursuant to the Offer representing at least a majority of the Shares then outstanding (calculated on a fully diluted basis) (the “Acceptance Time”), Purchaser will be entitled to elect or designate to serve on the Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the Company’s Board of Directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by the percentage that the aggregate number of shares of Common Stock then beneficially owned by LabCorp, Purchaser or any of their affiliates bears to the total number of Shares then issued and outstanding. Upon request from Purchaser, the Company has agreed to take all actions necessary and desirable to enable Purchaser’s designees to be elected or designated to the Company’s Board of Directors, including filling vacancies or newly created directorships on the Company’s Board of Directors, including by amending the Company’s bylaws, if necessary, so as to increase the size of the Company’s Board of Directors, and/or securing the resignations of the applicable number of incumbent directors. From and after the Acceptance Time, to the extent requested by Purchaser, the Company must cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the Nasdaq Listing Rules, on each committee of the Company’s Board of Directors that represents at least the same percentage as individuals designated by Purchaser represent on the Company’s Board of Directors.

In the event that Purchaser’s directors are elected or designated to the Board of Directors, the Merger Agreement provides that until the effective time of the Merger (the “Effective Time”), the Company will cause the Board of Directors to maintain three directors who were directors as of the date of the Merger Agreement, each of whom shall be an “independent director” under the Nasdaq Listing Rules and eligible to serve on the Company’s audit committee under the Exchange Act and the Nasdaq Listing Rules and at least one of whom shall be an “audit committee financial expert” as defined in Regulation S-K (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the Board of Directors) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

If Purchaser’s designees constitute a majority of the Board of Directors prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the Board of

Directors or the stockholders of the Company as may be required by the Company’s restated certificate of incorporation, as amended, amended and restated bylaws, or applicable law), be required for the Company to:

•	amend or terminate the Merger Agreement;

•	exercise or waive any of the Company’s rights, benefits or remedies thereunder if such action would materially and adversely affect the Company’s stockholders (other than LabCorp or Purchaser);

•

amend the Company’s restated certificate of incorporation, as amended or amended and restated bylaws if such action would materially and adversely affect the Company’s stockholders (other than LabCorp or Purchaser); or

•

take any other action of the Board of Directors under or in connection with the Merger Agreement if such action would materially and adversely affect the Company’s stockholders (other than LabCorp or Purchaser), provided, however, that if there shall be no Continuing Directors as a result of such persons’ deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the Board of Directors in its entirety.

LabCorp and Purchaser have informed the Company that it will choose its designees to the Board of Directors from the executive officers and directors of LabCorp and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. LabCorp has informed the Company that each of the executive officers and directors of LabCorp and/or Purchaser listed in Schedule I to the Offer to Purchase who may be chosen has consented to act as a director of the Company, if so designated.

LabCorp and Purchaser have informed the Company that none of the executive officers and directors of LabCorp and/or Purchaser listed in Schedule I to the Offer to Purchase currently is a director of, or holds any positions with, the Company or has a familial relationship with any of the Company’s directors or executive officers. LabCorp and Purchaser have advised the Company that none of the executive officers and directors of LabCorp and/or Purchaser listed in Schedule I to the Offer or any of their affiliates, beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than as described in this Information Statement and the Schedule 14D-9. In addition, LabCorp and Purchaser have informed the Company that none of executive officers and directors of LabCorp and/or Purchaser listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) has filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, (iv) has been subject to any judgment, decrees or final order enjoining the person from engaging in any type of business practice or (v) has otherwise been involved in a transaction of the type described in Item 401(f) of Regulation S-K within the past 10 years.

COMMON STOCK

The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which five shares are designated shares of Series A Convertible Preferred Stock, par value $0.001 per share, and 1,000,000 shares are designated shares of Series A Junior Participating Preferred Stock, par value $0.001 per share. As of the close of business on April 15, 2011, there were 29,992,186 shares of Common Stock outstanding. The shares of Common

Stock are the only class of voting securities of the Company outstanding that would be entitled to vote for the members of the Board of Directors at a stockholders meeting if one were to be held, with each share of Common Stock being entitled to one vote.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each of our current directors and executive officers as of the date of this Information Statement.

Name	Age	Position
Directors
Thomas A. Bologna	62	Chief Executive Officer, President and Director
Eugene I. Davis	56	Chairman of the Board of Directors
Bruce D. Dalziel	53	Director
James M. Hart, Ph.D.	63	Director
Stefan Loren, Ph.D.	47	Director
Nicole S. Williams	66	Director
Executive Officers
Jeffrey Boschwitz, Ph.D.	44	Vice President, North America Marketing and Sales
James F. Smith	61	Vice President and Chief Financial Officer
William J. Thomas	51	Vice President and General Counsel

Biographical information regarding each of our directors and executive officers is as follows. The following paragraphs also include specific information about each director’s experience, qualifications, attributes or skills that led the Board of Directors to the conclusion that the individual should serve on the Board of Directors as of the time of this filing, in light of our business and structure.

Directors

Thomas A. Bologna has served as our President and Chief Executive Officer and a member of our Board of Directors since April 2006. From 2004 to 2005, Mr. Bologna was Chief Executive Officer, President and a director of Quorex Pharmaceuticals, Inc. a pre-clinical stage anti-infective company. Mr. Bologna was Chief Executive Officer, President and a director of Ostex International, Inc. which developed, manufactured and marketed innovative products for the management of osteoporosis, from 1997 to 2003, and in 1999 he was also appointed Chairman of the Board. From 1996 to 1997, Mr. Bologna was a principal at Healthcare Venture Associates, a consulting firm. From 1994 to 1996, Mr. Bologna was Chief Executive Officer, President and a director of Scriptgen Pharmaceuticals, Inc., a biotechnology company with proprietary drug screening technology that developed orally active drugs to regulate gene expression, and from 1987 to 1994, Mr. Bologna was Chief Executive Officer, President and a director of Gen-Probe Incorporated, a biotechnology company commercializing genetic-probe-based technology for diagnostic and therapeutic applications, and in 1992 he was also appointed Chairman of the Board. Prior to Gen-Probe, Mr. Bologna held several senior level positions with Becton, Dickinson and Company and Warner-Lambert Company. At Becton, Dickinson and Company, he served as President of the Diagnostic Instrument Systems Division, President of the Johnston Laboratories Division, and Vice President and General Manager of the Hynson, Wescott & Dunning biotechnology unit. At Warner-Lambert Company, he served as a Vice President responsible for the marketing, sales and research and development functions, as well as the Asia/Pacific profit center for the Scientific Instrument Division. Mr. Bologna currently serves as Chairman of the Board of Strategic Diagnostics Inc., a biotechnology company, and is a member of the Board of Directors of Aperio Technologies. Mr. Bologna received an M.B.A. and a B.S. from New York University.

The Board of Directors has concluded that Mr. Bologna is qualified to serve as a member of the Board of Directors based upon his experience in the DNA diagnostic market, experience with operations and with mergers and acquisitions and his prior experience as the chief executive officer and chairman of the board of multiple public and private companies.

Eugene I. Davis is Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, or PIRINATE, a privately held consulting firm specializing in turnaround management, merger and acquisition consulting and hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and served as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and Chairman of the Board of a number of businesses operating in diverse sectors such as telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. Previously, Mr. Davis served as President, Vice Chairman and Director of Emerson Radio Corporation and Chief Executive Officer and Vice Chairman of Sport Supply Group, Inc. He began his career as an attorney and international negotiator with Exxon Corporation and Standard Oil Company (Indiana) and as a partner in two Texas-based law firms, where he specialized in corporate/securities law, international transactions and restructuring advisory services. Mr. Davis holds a bachelor’s degree from Columbia College, a master of international affairs degree (MIA) in international law and organization from the School of International Affairs of Columbia University, and a Juris Doctorate from Columbia University School of Law. Mr. Davis is also a member of the Board of Directors of Atlas Air Worldwide Holdings, Inc., Knology, Inc., DEX One Corp., Ambassadors International Inc., Rural/Metro Corp, Spectrum Brands, Inc. and TerreStar Corporation.

The Board of Directors has concluded that Mr. Davis is qualified to serve as a member of the Board of Directors based upon his extensive experience serving on the board of directors of a wide-range of public companies, as chairman in certain instances, and his experience as the chief executive officer of several companies. As a result of these and other professional experiences, coupled with his strong leadership qualities, Mr. Davis possesses particular knowledge and experience in the areas of strategic planning, mergers and acquisitions, finance, accounting, capital structure and board practices of other corporations.

For information concerning the arrangement pursuant to which Mr. Davis was elected to the Board of Directors, see the disclosure below under the heading “Nominations for Director.”

Bruce D. Dalziel, has served as a member of our Board of Directors since April 2010. Mr. Dalziel currently serves as Chief Financial Officer and Executive Vice President, Compliance, for Medidata Solutions, a clinical development technology company with global operations, where he leads all aspects of finance, including control, financial reporting, tax, treasury, mergers and acquisitions, and internal audit, as well as legal, risk management, investor relations, regulatory policy and compliance. From August 2005 to August 2007, he was Chief Financial Officer for BISYS Inc. an outsourcing provider to the financial services industry. From September 2000 to July 2005, he was Chief Financial Officer for DoubleClick, a global internet advertising solutions company. Earlier in his career, Mr. Dalziel held an array of finance positions with Prudential Life Insurance, rising to Corporate Vice President, Financial Planning and Analysis. A 1992 graduate of Columbia University’s Executive MBA Program, he earned bachelor degrees from both Georgia Tech and Ursinus College.

The Board of Directors has concluded that Mr. Dalziel is qualified to serve as a member of the Board of Directors based upon his financial expertise, experience with operations and his experience as an executive officer with publicly held companies. Mr. Dalziel also has significant strategic and investment experience.

James M. Hart, Ph.D., has served as a member of our Board of Directors since January 2010. Dr. Hart is the former Commissioner of the City of London Police Force with a career spanning almost four decades in various U.K police forces. His experience included senior operational and command positions at the Metropolitan Police, New Scotland Yard and the Surrey Police force. He also was Chairman of the Association of Chief Police Officers

Economic Crime Portfolio, headed the Commissioner’s Policy Unit at New Scotland Yard and was a member of the senior team that implemented the restructuring of the Metropolitan Police Force, the U.K.’s largest law enforcement agency. Dr. Hart is currently a non-executive director of the Office of Fair Trading in the U.K., an independent competition and consumer protection authority, and Knightsbridge Guarding Ltd, a security company, and Chairman of Radio Tactics Ltd., a software engineering company. Dr. Hart holds a B.Sc. (Hons) degree in Systems Science and Management, and a PhD degree in Systems Science, both from the City University, London, and is a Fellow of the Chartered Management Institute. He was awarded the Queen’s Police Medal in the 1999 Queen’s Birthday Honors list and the CBE (Commander of the Order of the British Empire) in 2006.

The Board of Directors has concluded that Dr. Hart is qualified to serve as a member of the Board of Directors based upon his experience in law enforcement and experience with operational matters. Dr. Hart also has experience with forensic operations in the U.K. which is valuable in supporting our U.K. business and translating certain best practices to our U.S. operations.

Stefan Loren, Ph.D., has served as a Managing Director of Westwicke Partners, LLC, or Westwicke, a strategic capital markets advisory firm that provides customized investor relations programs and independent capital markets advice to small and mid-cap health care companies, since July 2008. Prior to joining Westwicke, Dr. Loren served as a senior research analyst at Perceptive Advisors, LLC from May 2007 to July 2008. From August 2005 to May 2007, Dr. Loren served as a senior equity research analyst and portfolio manager at MTB Investment Advisors. Dr. Loren served as a managing director and health care specialist at Legg Mason, Inc. from August 2003 to August 2005. Dr. Loren is a director of PolyMedix, Inc. Dr. Loren earned a Ph.D. in Organic/Pharmaceutical Chemistry from the University of California, Berkeley and a B.A. from the University of California, San Diego.

The Board of Directors has concluded that Dr. Loren is qualified to serve as a member of the Board of Directors based upon his investment, business and scientific experience, in particular his experience as a sell-side and buy-side analyst in the biotechnology and related healthcare sectors and as a research chemist.

For information concerning the arrangement pursuant to which Dr. Loren was elected to the Board of Directors, see the disclosure below under the heading “Nominations for Director.”

Nicole S. Williams has served as a member of our Board of Directors since 2002. Ms. Williams has 17 years experience as a chief financial officer of public and private global companies. Ms. Williams formerly was the Chief Financial Officer of Abraxis Bioscience Inc., a biopharmaceutical company, and President of Abraxis Pharmaceutical Products, a division of Abraxis Bioscience Inc., positions she assumed upon the merger of American Pharmaceutical Partners, Inc. and American Bioscience Inc. in April 2006. From 2002 to 2006, Ms. Williams was the Executive Vice President and Chief Financial Officer of American Pharmaceutical Partners and in December 2005, assumed additional responsibilities as President of American Pharmaceutical Partners. Ms. Williams is the President of the Nicklin Capital Group, Inc., a firm she founded in 1999 to invest in and provide consulting to early stage technology companies in the Midwest. From 1992 to 1999, Ms. Williams was the Executive Vice President, Chief Financial Officer and Corporate Secretary of R.P. Scherer Corporation in Troy, Michigan. She currently serves as a director of Progenics Pharmaceuticals, Inc. and Intercept Pharmaceuticals, Inc. She maintains a Certificate of Director Education from the National Association of Corporate Directors which she earned in 2007. Ms. Williams received her Demi-License es Science Politique from the University of Geneva, Switzerland, her License es Science Politique from the Graduate Institute of International Affairs, University of Geneva, Switzerland and her M.B.A. from the Graduate School of Business, University of Chicago.

The Board of Directors has concluded that Ms. Williams is qualified to serve as a member of the Board of Directors based upon her financial expertise, her experience with operations and her service as a chief financial officer and board member with other companies. She brings expertise to the Company in the areas of financial analysis and reporting, internal auditing and controls, and risk management oversight. Her board and audit committee roles at other public companies give her a broad perspective in the areas of financial reporting, and audit and Enterprise Risk Management. Her international training and experience with global corporations helps to guide the Company as its operations and activities have become more international.

Executive Officers

Thomas A. Bologna, see above.

Jeffrey S. Boschwitz, Ph.D., has served as our Vice President, North America Marketing and Sales since May 2008. Dr. Boschwitz has over 12 years experience in the diagnostics and pharmaceutical industries. Before joining us, he was Director of Marketing Planning and Analysis at Quest Diagnostics where he was responsible for development of the physician business marketing plan and optimizing sales force effectiveness of plan execution. Previously, Dr. Boschwitz was a Principal in Booz Allen Hamilton’s health care practice with a focus on growth and operations projects for the diagnostics and pharmaceutical industries. Earlier in his career, he was a Project Manager for Plan A Consulting where he led projects to optimize the value of pharmaceutical and biotechnology company new product pipelines. Dr. Boschwitz received a B.S. in Biology and Ph.D. in Immunology from Cornell University and completed his Post-Doctoral work at Stanford University.

James F. Smith has served as our Vice President and Chief Financial Officer since October 2007. Mr. Smith was most recently Executive Vice President and Chief Financial Officer of Aphton Corporation, a biotechnology company that developed cancer immunotherapies, from August 2004 to 2007. Prior to joining Aphton, he served as Vice President and Global Controller of Ansell (Healthcare) Ltd., a manufacturer of healthcare-related barrier protection products, from 2001 to 2004. Prior to that, Mr. Smith held senior finance/accounting positions for Wyeth and American Cyanamid Company. After graduating from Quinnipiac University with a degree in accounting, Mr. Smith started his accounting career at PricewaterhouseCoopers. He is licensed as a certified public accountant.

William J. Thomas has served as our Vice President and General Counsel since November 2007. Mr. Thomas was formerly Senior Vice President and General Counsel for Cytogen Corporation, a specialty pharmaceutical company that commercialized oncology products, from August 2004 to November 2007. Prior to joining Cytogen, Mr. Thomas was a senior partner with the law firm of Wilmer Cutler Pickering Hale and Dorr LLP from January 2000 to August 2004. Previously, he was a partner at the law firm Buchanan Ingersoll P.C. Mr. Thomas has more than 20 years of experience in the areas of general corporate issues, public offerings, mergers and acquisitions, securities law compliance, licensing and managing intellectual property. Mr. Thomas received a J.D. degree from Fordham University School of Law and a B.A. degree in Political Science from Rutgers University.

LEGAL PROCEEDINGS

Please see the disclosure in Item 8(i) of the Schedule 14D-9.

CORPORATE GOVERNANCE

Board Leadership Structure

The roles of Chairman of the Board and Chief Executive Officer have been split by our Board of Directors. In accordance with our amended and restated bylaws, our Board of Directors elects our Chairman and our Chief Executive Officer, and each of these positions may be held by the same person or may be held by different people. The Board of Directors does not have a policy mandating that the roles of Chairman and Chief Executive Officer continue to be separated.

Board Role in Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational and strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board of Directors in understanding and supporting the Company’s business strategy is a key part of its assessment of the appropriate level of risk for the Company. In 2007, the Company initiated a formal enterprise risk management program (the “ERM program”) to identify, evaluate, monitor and manage the key risks affecting the Company. The Audit Committee has been charged with the primary oversight of management’s responsibility with respect to this program, and the Board of Directors has received periodic reports from management and the Audit Committee Chair regarding the ERM program. The Board of Directors also oversees the operation of the Company’s compliance program, including the application and enforcement of the Company’s Corporate Code of Business Conduct and Ethics that is targeted at principal areas of operational, ethical and legal risk for the Company’s operations, and is applicable to all employees, officers and directors of the Company.

While the Board of Directors oversees the Company’s enterprise-wide approach to risk management, various committees of the Board of Directors also have responsibility for risk management. The Audit Committee, in connection with its quarterly and annual review of the Company’s financial statements, receives reports from the Company’s Chief Financial Officer and the Company’s independent registered public accounting firm regarding significant risks and exposures and will assess management’s steps to minimize them. In setting compensation, the Compensation Committee reviews all compensation policies and practices for all employees to determine whether such policies and practices create risks that are reasonably likely to have a material adverse effect on the Company and report any critical risks to the Board of Directors. As noted above, the Company’s Audit Committee continues to be engaged with management respecting the Company’s ERM program and assisted with the identification of areas of high, medium and low risk. Areas classified as high risk include, but are not limited to, the areas of competition, reliance on government contracts, government outsourcing trends, management of growth, managing the consolidation of facilities, building a new CODIS laboratory, and attracting and retaining key personnel. The ERM program has been enhanced with the development of a formal, periodic reporting process with the Audit Committee which permits the on-going monitoring and reporting on new risks, changes in the classification of risks and the updating of management action plans to address risks so as to provide updated, periodic reporting to the Board of Directors to assist them with their risk oversight responsibilities.

Director Independence

In accordance with the rules and regulations of the Nasdaq Stock Market LLC, our Board of Directors affirmatively determines the independence of each director and nominee for election as a director in accordance with guidelines it has adopted, which include all elements of independence under the definition promulgated by the Nasdaq Stock Market LLC.

Based on these standards, the Board of Directors has determined that each of the following non-employee directors is an “independent director” as defined by the Nasdaq Stock Market LLC and has no relationship with us, except as a director and/or stockholder: Mr. Dalziel, Mr. Davis, Dr. Hart, Dr. Loren and Ms. Williams.

Meetings and Committees of the Board of Directors

Meeting Attendance

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all Board, committee and stockholders’ meetings. During the fiscal year ended December 31, 2010, there were 15 meetings of our Board of Directors and each director serving during 2010 attended at least 75% of the aggregate of Board meetings and meetings of committees on which he or she served.

The Board of Directors has adopted a policy under which each member of the Board of Directors is strongly encouraged to attend each annual meeting of stockholders. All but one of the directors serving as of November 9, 2010 attended the 2010 annual meeting of stockholders.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee to facilitate and assist the Board of Directors in the execution of its responsibilities. In accordance with the listing standards of the Nasdaq Stock Market LLC, these committees are comprised solely of non-employee, independent directors. Charters of the Audit Committee, Compensation Committee and Nominating and Governance Committee are available on our website at www.orchidcellmark.com by first clicking on the section for “Investor Relations” and then “Corporate Governance.” Committee charters are also available without charge, to any stockholder, upon written request, to the Corporate Secretary at Orchid, 4390 US Route One, Princeton, New Jersey 08540. The table below shows current membership of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee of our Board of Directors:

Audit Committee	Compensation Committee	Nominating and Governance Committee
Bruce D. Dalziel	Bruce D. Dalziel*	Eugene Davis*
Stefan Loren	Eugene Davis	James M. Hart
Nicole S. Williams*	Stefan Loren	Nicole S. Williams

*	Committee Chairperson

Audit Committee. Our Audit Committee met seven times during fiscal 2010. Our Audit Committee’s role and responsibilities are set forth in a written charter and include the authority to retain and terminate the services of our independent registered public accounting firm, review annual consolidated financial statements, consider matters relating to accounting policy and internal controls, review the scope of annual audits and oversee the Company’s processes to assess and manage financial and enterprise risk. All members of the Audit Committee satisfy the current independence standards promulgated by the SEC and by the Nasdaq Stock Market LLC, as such standards apply specifically to members of audit committees. Our Board of Directors has determined that Ms. Williams is an “audit committee financial expert,” as the SEC has defined that term in Item 407 of Regulation S-K.

Compensation Committee. Our Compensation Committee met two times during fiscal 2010. Our Compensation Committee’s role and responsibilities are set forth in a written charter and include the authority to review, approve and make recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Board of Directors are carried out and that such policies, practices and procedures contribute to our success, and to review all compensation policies and practices for all employees to determine whether such policies and practices create risks that are reasonably likely to have a material adverse effect on us and report any critical risks to the Audit Committee. The Compensation Committee is responsible for the determination of the compensation of our President and Chief Executive Officer, and conducts its decision making process with respect to that issue without the President and Chief Executive Officer present. The Compensation Committee also determines the compensation of our other executive officers and our directors. All members of the Compensation Committee satisfy the current independence standards promulgated by the SEC and by the Nasdaq Stock Market LLC, as such standards apply specifically to members of compensation committees.

Our Compensation Committee is charged with establishing a compensation policy for our executives and directors that is designed to attract and retain the best possible executive talent, to motivate them to achieve corporate objectives, and reward them for superior performance. Our Compensation Committee is also responsible for establishing and administering our executive compensation policies and equity compensation plans, including our Amended and Restated 2005 Stock Plan. The Compensation Committee meets at least two times per year and more often as necessary to review and make decisions with regard to executive compensation matters. As part of its review of executive compensation matters, the Compensation Committee may delegate any of the powers given to it to a subcommittee of the Compensation Committee.

For purposes of determining executive compensation for our President and Chief Executive Officer in 2007, we engaged a consultant, Mercer Human Resource Consulting, Inc., to prepare and analyze data and compare our compensation programs with the practices of a group of peer companies. In prior years, we also engaged a consultant to assist us in assessing the compensation of our technical staff. We have not engaged a compensation consultant since 2007.

Nominating and Governance Committee. Our Nominating and Governance Committee was formed in September 2010 and met one time during fiscal 2010. Our Nominating and Governance Committee’s role and responsibilities are set forth in a written charter and include the authority to evaluate candidates and nominate persons to stand for election to the Board of Directors or fill vacancies on the Board of Directors or newly created directorships. In addition, the Nominating and Governance Committee (a) identifies candidates to serve as directors and on committees of the Board of Directors, (b) annually review, for each director and nominee, the particular experience, qualifications, attributes or skills that contribute to the Board of Directors’ conclusion that the person should serve or continue to serve as a director of the Company, (c) determine desired Board of Directors member skills and attributes and conduct searches for prospective directors whose skills and attributes reflect those desired, and (d) consider bona fide candidates recommended by stockholders for nomination for election to the Board of Directors in accordance with procedures included in its charter.

See discussion below under the heading “Nominations for Directors” for more information.

Nominations for Director

In evaluating director nominees, the Nominating and Governance Committee considers the following factors:

•	integrity and ethical values;

•	commitment to promoting and enhancing the long term value of the Company for its stockholders;

•	absence of conflicts of interest;

•	fair and equal representation of all stockholders of the Company without favoring or advancing any particular stockholder;

•	demonstrated achievement of the nominee;

•	sound judgment and demonstrated ability to function effectively in an oversight role;

•	diversity of the Board of Directors;

•	understanding of the Company’s business;

•	available time to devote to the Board of Directors and its committees.

Other than the foregoing, there are no minimum criteria for director nominees, although the Nominating and Governance Committee may consider such other factors as it may deem are in the best interests of the Company and its stockholders. The Nominating and Governance Committee does not assign specific weights to, and a potential or incumbent director will not necessarily satisfy all of, the foregoing criteria and in evaluating a candidate does not distinguish on the basis of whether the candidate was recommended by a stockholder. The Nominating and Governance Committee’s charter contains the diversity policy adopted by the Board of Directors. Under such policy, the Nominating and Governance Committee will consider issues of diversity in identifying and considering nominees for director, and will strive where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, gender, ethnicity and country of citizenship on the Board of Directors and its committees.

Our Nominating and Governance Committee’s charter contain provisions which address the process by which a stockholder may nominate an individual to submit to the Nominating and Governance Committee recommendations for nomination to the Company’s Board of Directors. This policy is set forth in the Company’s Nominating and Governance Committee charter, which is available on the Company’s website at www.orchidcellmark.com by first clicking on the section for “Investor Relations” and then “Corporate Governance.” Under this policy, the Nominating and Governance Committee considers director candidates recommended by stockholders who satisfy the notice, information and consent requirements set forth in the charter. To recommend a nominee for election to the Board of Directors, a stockholder must submit his or her recommendation to the Corporate Secretary at the Company’s principal executive offices at 4390 US Route One, Princeton, NJ 08540. A stockholder’s recommendation must be received by the Company (i) no later than one hundred twenty (120) days prior to the first anniversary of the date of the previous year’s proxy statement for the annual meeting of stockholders, or (ii) in the event that the date of the annual meeting of stockholders for the current year is more than thirty (30) days before or more than sixty (60) days after the anniversary date of the previous year’s annual meeting of stockholders, the submission of a recommendation by the stockholder will be considered timely if it is delivered not earlier than the close of business on the ninetieth (90th) day prior to the annual meeting of stockholders for the current year and not later than the close of business on the later of the sixtieth (60th) day prior to the annual meeting of stockholders for the current year, or (iii) the close of business on the tenth (10th) day following the day on which the Corporation makes a public announcement of the date of the annual meeting of stockholders for the current year.

A stockholder’s recommendation must be accompanied by, among other things, the following information with respect to a stockholder director nominee as specified in the Nominating and Governance Committee’s charter: (i) the name, age, business address and residence address of the recommended person, (ii) the principal occupation or employment of the recommended person during the past five years, (iii) the class and number of shares of the Company stock beneficially owned by the recommended person on such date, (iv) any transactions between the Company and the proposed nominee in excess of $120,000, (v) whether in the past ten years the recommended person has (1) filed for bankruptcy, (2) been convicted in a criminal proceeding or named subject of a criminal proceeding, (3) been found by any court of competent jurisdiction to have violated any Federal law or Federal commodities law, and such judgment or finding has not been subsequently reversed, suspended or vacated or (4) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any competent jurisdiction or of any Federal or state governmental or quasi-governmental agency, authority or commission enjoining him or her or otherwise limiting him or her from engaging in any type of business practice or in any activity in connection with the purchase or sale of any security or commodity, (vi) the consent of the recommended person to serve as a director of the Company in the event that he or she is elected, (vii) the relationship between the proposed nominee and the recommending stockholder, and (viii) a statement setting forth the qualifications of the nominee.

Prior to the formation of the Nominating and Governance Committee, the Board of Directors considered recommendations of potential candidates from current directors, management and stockholders, and also utilized the services of an executive search firm. In August 2009, the Board of Directors established a search committee comprised of our former Chairman of the Board, James Beery, Mr. Bologna and Ms. Williams to coordinate a search for director candidates who could assist us in advancing our objectives and are otherwise appropriately qualified to serve on the Board of Directors. As a result of this search, Dr. Hart was elected to the Board of Directors effective January 1, 2010 and Mr. Dalziel was elected to the Board of Directors effective April 1, 2010.

On April 1, 2010, we received a notice from Accipiter Life Sciences Fund, LP and certain of its affiliates for the nomination of three individuals, Eugene I. Davis, Gabe Hoffman and Stefan Loren, for election to our Board of Directors at the 2010 annual meeting of stockholders. On September 3, 2010, the Company executed an agreement with Accipiter Capital Management, LLC and certain affiliates (“Accipiter”), pursuant to which the Company agreed (i) not to nominate for re-election the then current Class I directors of the Company at the 2010 annual meeting of stockholders, (ii) two individuals proposed by Accipiter would be nominated for election at the 2010 annual meeting of stockholders, as members of the Company’s slate of directors, to serve as Class I directors of the Company for three-year terms ending in 2013, (iii) to invite certain major stockholders, other than Accipiter, to propose to the Board of Directors one individual for nomination for election to the Board of Directors at the 2010 annual meeting of stockholders, (iv) to recommend, support and solicit proxies for the election of the Accipiter nominees in the same manner as it has in respect of the Company’s nominees at previous annual meetings of stockholders, (v) to hold the 2010 annual meeting of stockholders in November 2010 and (vi) to hold the 2012 annual meeting of stockholders no earlier than June 2012.

Mr. Davis and Dr. Loren were proposed by Accipiter and subsequently nominated for election as directors of the Company pursuant to such agreement after the Nominating and Governance Committee and the Board of Directors found such candidates to be suitable, and elected as members of the Board of Directors on November 9, 2010. In addition, the Company and Accipiter have agreed that if at any time prior to the date that is six months after the one-year anniversary of the 2010 annual meeting of stockholders, if either of Mr. Davis and Dr. Loren resigns or is otherwise unable to serve as a director or is removed for cause as a director, Accipiter will have the right to designate and substitute a person or persons for appointment to the Board of Directors as a replacement director, subject to evaluation and determination by the remaining members of the Nominating and Governance Committee and the Board of Directors. If, at any time after the date that is six months after the one-year anniversary date of the 2010 annual meeting of stockholders, but prior to the Company’s 2013 annual meeting of stockholders, if either of Mr. Davis or Dr. Loren resigns or is otherwise unable to serve as a director or is removed for cause as a director, the Company shall notify Accipiter and give Accipiter five business days to recommend a person or persons for consideration by the Board of Directors and the Nominating and Governance Committee as a replacement director for such vacancy. The Board of Directors and the Nominating and Governance Committee shall not appoint a replacement director for such vacancy until it has reviewed any such recommendation of Accipiter.

The other major stockholders who were invited to propose an individual for nomination to the Board of Directors declined such invitation.

For more information on the terms contained in the agreement with Accipiter, see “Executive Officer and Director Compensation — Director Compensation Policy” below.

Stockholder Communications with the Board of Directors

Generally, stockholders who have questions or concerns should contact our Investor Relations department at (609) 750-2324. However, any stockholders who wish to address questions regarding our business directly with the Board of Directors, or any individual director, should direct his or her questions in writing to the Chairman of the Board of Directors or any member of the Board of Directors at 4390 US Route One, Princeton, NJ 08540, or via e-mail at ir@orchid.com.

The Board of Directors has instructed our Corporate Secretary to review all communications so received (via regular mail or e-mail), and to exercise his discretion not to forward to the Board of Directors correspondence that is inappropriate such as business solicitations, frivolous communications and advertising, routine business matters (i.e., business inquiries, complaints or suggestions) and personal grievances. However, any director may at any time request the Corporate Secretary to forward any and all communications received by the Corporate Secretary not forwarded to the directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers, directors and 10% stockholders are required under Section 16(a) of the Securities Exchange Act of 1934, as amended, to file reports of ownership and changes in ownership with the SEC. Copies of these reports must also be furnished to us.

Based solely on our review of copies of reports furnished to us, or written representations that no reports were required, we believe that during 2010 our executive officers, directors and 10% stockholders complied with all filing requirements of Section 16(a) in a timely manner.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics, which is our code of ethics applicable to all directors, managers and employees worldwide, embodies our global principles and practices relating to the ethical conduct of our business and our commitment to honesty, fair dealing and full compliance with all laws affecting our business. The text of the Code of Business Conduct and Ethics is available on our website at www.orchidcellmark.com by first clicking on the section for “Investor Relations” and then “Corporate Governance.” The Code of Business Conduct and Ethics is also available without charge, to any stockholder upon written request to the Corporate Secretary at Orchid Cellmark Inc., 4390 US Route One, Princeton, New Jersey 08540. Disclosure regarding any amendments to, or waivers from, provisions of the Code of Business Conduct and Ethics that apply to our directors, principal executive and financial officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is then permitted by the rules of the Nasdaq Stock Market LLC.

Our Board of Directors has established a means for employees, customers, suppliers, stockholders and other interested parties to submit confidential and anonymous reports of suspected or actual violations of our Code of Business Conduct and Ethics, such as:

•	accounting practices, internal accounting controls, or auditing matters and procedures;

•	theft or fraud of any amount;

•	insider trading;

•	performance and execution of contracts;

•	conflicts of interest;

•	violations of securities and antitrust laws; and

•	violations of the Foreign Corrupt Practices Act.

Any employee, stockholder or other interested party can call the following toll free number to submit a report. This number is operational 24 hours a day, seven days a week: 1-800-551-8902. Additionally, an email address has been designated to receive reports: sox-compliance@USA.NET.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table shows the compensation for the fiscal years ended December 31, 2010 and 2009 earned by (1) our President and Chief Executive Officer, (2) our Vice President and Chief Financial Officer, and (3) our Vice President and General Counsel.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)		All Other Compensation($)		Total($)
Thomas A. Bologna	2010	581,950	293,800	(2)	184,926	(3)	131,168	(4)	1,191,844
President and Chief Executive Officer	2009	565,000	—		180,880	(5)	89,232	(6)	835,112

James F. Smith	2010	251,000	62,000	(2)	48,951	(7)	10,048	(8)	371,999
Vice President and Chief Financial Officer	2009	247,100	—		47,880	(9)	5,866	(10)	300,846

William J. Thomas	2010	249,812	60,000	(2)	48,951	(11)	5,469	(12)	364,232
Vice President and General Counsel	2009	246,100	—		47,880	(13)	4,641	(14)	298,621

(1)	The amounts reported in the Option Awards column represent the aggregate grant date fair value of the stock options computed in accordance with ASC Topic 718 granted to our named executive officers during 2010 and 2009. The grant date fair value of performance awards is determined based on the probable outcome of such performance conditions as of the grant date. Pursuant to SEC rules, the amounts reported exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions made in calculating the aggregate grant date fair value amounts for the options granted in 2010 and 2009 are described in Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010, filed with the SEC on March 15, 2011.
(2)	Represents a cash bonus for performance during 2010, which was paid in 2011.
(3)	Represents the aggregate grant date fair value of options computed in accordance with ASC Topic 718 granted to Mr. Bologna to purchase 170,000 shares of Common Stock on May 26, 2010.
(4)	Consists of $4,900 of matching contributions under our 401(k) plan, $29,097 of contributions by us into our Executive Deferred Compensation Plan for the benefit of Mr. Bologna, $5,148 in life insurance premiums paid by us for a life insurance policy to benefit Mr. Bologna, $52,851 in relocation and related expenses and $39,172 in tax gross-ups.
(5)	Represents the aggregate grant date fair value of options computed in accordance with ASC Topic 718 granted to Mr. Bologna to purchase 170,000 shares of Common Stock on June 25, 2009.
(6)	Consists of $4,900 of matching contributions under our 401(k) plan, $28,250 of contributions by us into our Executive Deferred Compensation Plan for the benefit of Mr. Bologna, $4,496 in life insurance premiums paid by us for a life insurance policy to benefit Mr. Bologna, $25,000 in relocation and related expenses and $26,586 in tax gross-ups.
(7)	Represents the aggregate grant date fair value of options computed in accordance with ASC Topic 718 granted to Mr. Smith to purchase 45,000 shares of Common Stock on May 26, 2010.
(8)	Consists of $4,900 of matching contributions under our 401(k) plan and $5,148 in life insurance premiums paid by us for a life insurance policy for the benefit of Mr. Smith.
(9)	Represents the aggregate grant date fair value of options computed in accordance with ASC Topic 718 granted to Mr. Smith to purchase 45,000 shares of Common Stock on June 25, 2009.
(10)	Consists of $4,900 of matching contributions under our 401(k) plan and $966 in life insurance premiums paid by us for a life insurance policy for the benefit of Mr. Smith.
(11)	Represents the aggregate grant date fair value of options computed in accordance with ASC Topic 718 granted to Mr. Thomas to purchase 45,000 shares of Common Stock on May 26, 2010.

(12)	Consists of $3,675 of matching contributions under our 401(k) plan and $1,794 in life insurance premiums paid by us for a life insurance policy for the benefit of Mr. Thomas.
(13)	Represents the aggregate grant date fair value of options computed in accordance with ASC Topic 718 granted to Mr. Thomas to purchase 45,000 shares of Common Stock on June 25, 2009.
(14)	Consists of $3,675 of matching contributions under our 401(k) plan and $966 in life insurance premiums paid by us for a life insurance policy for the benefit of Mr. Thomas.

Discussion of Summary Compensation Table

The terms of Mr. Bologna’s compensation are derived from our employment agreement with him (further described below) and the annual performance review by our Compensation Committee. The terms of Mr. Bologna’s employment agreement with us were the result of extensive negotiations between us and Mr. Bologna and were approved by our Board of Directors. Annual salary increases, annual equity awards and cash bonuses, if any, for Mr. Bologna are determined by the Board of Directors, after the recommendation from the Compensation Committee. The terms of our other named executive officers’ compensation are derived from our employment agreement with each executive (further described below), which terms were the result of negotiations with each executive. Annual salary increases, annual equity awards and cash bonuses, if any, for these executives are determined by the Compensation Committee based upon the recommendation of Mr. Bologna.

Base Salary

Effective April 1, 2010, the annual base salaries of Mr. Bologna, Mr. Smith, and Mr. Thomas were $587,600 (increased from $565,000), $252,300 (increased from $247,000), and $251,050 (increased from $246,000), respectively.

Bonuses

In February 2010, the Compensation Committee definitively established 2010 goals and objectives for our executive officers. Bonus awards for 2010 performance, which were paid in 2011 and are reflected in the Summary Compensation Table, were based on a subjective review of each executive officer’s performance and achievement of the following corporate objectives:

•	comparing actual 2010 financial performance to the Company’s business plan, including revenue, gross margin and cash position;

•	reducing certain outside legal expenses;

•	reducing certain intellectual property expenses;

•	realizing a specific level of revenue per reporting officer in the United Kingdom;

•	realizing a specific level of revenue from U.S. forensic casework;

•	realizing a specific level of revenue from the National Procurement Plan in the United Kingdom or secure non-procurement business to make up for the shortfall;

•	pursuing acquisition candidates; and

•

completing the consolidation of the operations of our Nashville, Tennessee forensic DNA testing facility into our Dallas, Texas facility and the consolidation of our East Lansing, Michigan paternity testing operations into our Dayton, Ohio facility by the projected dates in 2010 and within the restructuring cost projections.

The Compensation Committee determined to award Mr. Bologna 100% of his target bonus (50% of his 2010 base salary), Mr. Smith approximately 98% of his target bonus (25% of his 2010 base salary), and Mr. Thomas approximately 96% of his target bonus (25% of his 2010 base salary).

Option Awards

All of the stock option awards granted in 2010 to our named executive officers were granted on May 26, 2010 under our Amended and Restated 2005 Stock Plan and in accordance with our practice of making annual stock option awards as part of our overall annual review process. All option awards were granted with an exercise price per share equal to the closing price of our Common Stock on the Nasdaq Global Market on May 25, 2010 (the day prior to the grant date). Subject to the terms and conditions of the Amended and Restated 2005 Stock Plan and the option agreements issued in connection with these grants, these options vest in equal monthly installments over four years following the date of grant.

Employment Agreements with Named Executive Officers

Employment Agreement with Thomas A. Bologna

On March 8, 2006, we entered into an employment agreement with Thomas A. Bologna to serve as our President and Chief Executive Officer effective April 25, 2006. The employment agreement is for a four-year term and automatically renews for additional four-year terms unless either party gives notice of non-renewal to the other party at least 18 months prior to the expiration of the then current term. Mr. Bologna’s annual base salary was $587,600 in 2010, and he has a bonus target each year of 50% of his base salary, based primarily on performance measures. We also contribute an additional 5% of Mr. Bologna’s annual base salary to the Executive Deferred Compensation Plan for his benefit. Pursuant to the employment agreement, Mr. Bologna (i) received a signing bonus of $100,000, which was subject to pro rata repayment if Mr. Bologna’s employment was terminated for certain reasons within the first year of joining the Company, (ii) was granted an option to purchase 600,000 shares of our Common Stock at an exercise price equal to $4.53 per share, and (iii) was granted 100,000 shares of our Common Stock at no cost to Mr. Bologna based upon Mr. Bologna’s performance. In addition, we agreed to purchase life insurance on Mr. Bologna in the face amount of not less than $2,000,000 for a beneficiary designated by him.

In connection with his employment, Mr. Bologna relocated to the Princeton, New Jersey area in 2007. We reimbursed Mr. Bologna $52,851 in 2010 for certain relocation expenses, which are subject to pro rata repayment in certain circumstances. We also made an additional gross-up payment to Mr. Bologna of $39,172 in 2010 in order to pay income tax imposed on him because certain payments made to Mr. Bologna under the employment agreement are deemed compensation to Mr. Bologna.

Employment Agreement with James F. Smith

On October 5, 2007, we entered into an employment agreement with James F. Smith to serve as our Vice President and Chief Financial Officer effective October 5, 2007. The employment agreement is for a three-year term and automatically renews for additional one-year terms unless either party gives notice of non-renewal to the other party at least three months prior to the expiration of the then current term. Mr. Smith’s annual base salary was $252,300 in 2010, and he has a bonus target each year of 25% of his base salary, based primarily on performance measures. Pursuant to the employment agreement, Mr. Smith (i) was granted an option to purchase 75,000 shares of our Common Stock at an exercise price equal to $5.54 per share and (ii) was required to purchase $10,000 of our common stock in the open-market within six months after his commencement of employment, subject to compliance with our insider trading policy and applicable securities laws.

Employment Agreement with William J. Thomas

On November 19, 2007, we entered into an employment agreement with William J. Thomas to serve as our Vice President and General Counsel effective November 19, 2007. The employment agreement is for a three-year term and automatically renews for additional one-year terms unless either party gives notice of non-renewal to the other party at least three months prior to the expiration of the then current term. Mr. Thomas’ annual base salary was $251,050 in 2010, and he has a bonus target each year of 25% of his base salary, based primarily on performance measures. Pursuant to the employment agreement, Mr. Thomas (i) was granted an option to purchase 75,000 shares of our Common Stock at an exercise price equal to $4.59 per share and (ii) received a signing bonus of $10,000, which was subject to full repayment if Mr. Thomas’ employment was terminated for certain reasons within the first six months of joining the Company and was subject to 50% repayment if Mr. Thomas’ employment was terminated for certain reasons within the first year of employment.

Potential Payments upon Termination or Change of Control

Generally, regardless of the manner in which a named executive officer’s employment terminates, he is entitled to receive amounts earned during his term of employment. Such amounts include:

•	the portion of the executive’s base salary that has accrued prior to any termination and not yet been paid;

•	unused vacation pay pro-rated for the executive officer’s last year of employment;

•	distribution under the executive’s 401(k) plan (assuming the executive participated in the plan); and

•	amounts contributed by the executive and us under our Executive Deferred Compensation Plan (assuming the executive participated in the plan).

In addition, we have entered into certain agreements and maintain certain plans that may require us to make additional payments and/or provide additional benefits to the individuals named in the Summary Compensation Table in the event of a termination of employment or a change of control of the Company.

Amended and Restated 2005 Stock Plan

Under our Amended and Restated 2005 Stock Plan, if we are to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of our assets or otherwise, the administrator of our Amended and Restated 2005 Stock Plan or the board of directors of any entity assuming our obligations under the Amended and Restated 2005 Stock Plan shall, as to outstanding options, either (i) make appropriate provision for the continuation of such options by substituting on an equitable basis for the shares then subject to such options either the consideration payable with respect to the outstanding shares of our Common Stock in connection with the transaction or securities of any successor or acquiring entity, (ii) upon written notice to the participants, provide that all options must be exercised (either (a) to the extent then exercisable or (b) at the discretion of the administrator of the Amended and Restated 2005 Stock Plan, all options being made fully exercisable) within a specified number of days of the date of such notice, at the end of which period the options shall terminate or (iii) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such options as determined in accordance with the Amended and Restated 2005 Stock Plan (either (a) to the extent then exercisable or (b) at the discretion of the administrator of the Amended and Restated 2005 Stock Plan, all options being made fully exercisable) over the exercise price thereof.

With respect to outstanding stock grants, the administrator of the Amended and Restated 2005 Stock Plan or the successor board, shall either (i) make appropriate provisions for the continuation of such stock grants by substituting on an equitable basis for the shares then subject to such stock grants either the consideration payable with respect to the outstanding shares of our Common Stock in connection with the transaction or securities of any successor or acquiring entity, (ii) upon written notice to the participants, provide that all stock grants must be accepted (to the extent then subject to acceptance) within a specified number of days of the date of such notice, at the end of which period the offer of the stock grants shall terminate or (iii) terminate all stock grants in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such stock grants over the purchase price thereof, if any. In addition, in the event of such a transaction, the administrator of the Amended and Restated 2005 Stock Plan may waive any or all of our repurchase rights with respect to outstanding stock grants.

Executive Deferred Compensation Plan

Benefits under our Executive Deferred Compensation Plan are typically paid six months after termination in order to comply with Section 409A of the Internal Revenue Code. Benefits can be received either as a lump sum payment or in annual installments as designated by the executive at or prior to the time of deferral.

Termination and Change of Control Arrangements with Thomas A. Bologna, President and Chief Executive Officer

Pursuant to our employment agreement with Mr. Bologna, in the event of a change of control, all stock options held by Mr. Bologna which have not previously vested shall immediately and fully vest and shall remain exercisable for their full term. If Mr. Bologna’s employment is terminated by us without cause or by Mr. Bologna for good reason, then immediately upon the date of Mr. Bologna’s termination, to the extent that any of Mr. Bologna’s stock options have not vested in full, an additional number of Mr. Bologna’s stock options will vest such that Mr. Bologna will be vested in such number of stock options calculated as if Mr. Bologna remained employed with us for an additional 24 months following the date of termination, and the vested options shall remain exercisable for their full term. If Mr. Bologna’s employment is terminated as a result of his death or disability, then immediately upon the date of Mr. Bologna’s termination, all stock options held by Mr. Bologna shall immediately and fully vest and shall remain exercisable for their full term.

If Mr. Bologna’s employment under his employment agreement is terminated by us for cause or by Mr. Bologna in the absence of a good reason, or the term of the employment agreement expires, we will pay to Mr. Bologna his accrued but unpaid salary, his accrued unused vacation and his unreimbursed expenses. If Mr. Bologna’s employment under the employment agreement is terminated either by us without cause or by Mr. Bologna for good reason, or because of Mr. Bologna’s death or disability, then (i) we will pay to Mr. Bologna his accrued but unpaid salary, his accrued unused vacation and his unreimbursed expenses, (ii) we will pay Mr. Bologna a lump sum payment equal to (A) an amount equal to two times his most recent base salary plus (B) an amount equal to two times the average of the last four annual bonuses paid to him, or two times the amount of the largest bonus paid to him within the last three years, whichever is greater, (iii) we will pay Mr. Bologna an amount equal to his annual bonus target prorated by the number of days worked by him in the last calendar year of his employment and (iv) in certain circumstances we will continue to provide medical and dental insurance coverage for him and his family until the later of (A) 36 months following the effective date of his termination or (B) the date which would have been the end of the current term of the employment agreement but for the earlier termination thereof.

Under the employment agreement, “cause” means that Mr. Bologna has (i) intentionally committed an act or omission that materially harms us, (ii) been grossly negligent in performance of his duties to us, (iii) committed an act of moral turpitude, (iv) committed an act of fraud or material dishonesty in discharging his duties to us, (v) breached any material provision of the employment agreement or any nondisclosure or non-competition agreement between us and Mr. Bologna that results in material harm to us, or (vi) breached any material provision of any code of conduct or ethics policy in effect at the Company that results in material harm to us; provided, that in the case of subparagraph (ii) where such gross negligence and the effects of such gross negligence are capable of remedy by Mr. Bologna, there shall be no cause unless we provide Mr. Bologna with written notice reasonably detailing the purported basis for the cause and Mr. Bologna fails to remedy within 30 days after his receipt of such notice.

Under the employment agreement, “good reason” means the occurrence of one or more of the following without Mr. Bologna’s express written consent: (i) a substantial diminution in his title, duties, responsibilities or authority with us, (ii) a reduction in his salary or bonus target, (iii) our failure to timely pay or provide him with any salary, bonuses, benefits or other compensation due to him under the employment agreement, (iv) our dissolution or liquidation or our filing of a bankruptcy petition, (v) relocation of our headquarters to a location outside of the Princeton, New Jersey area, (vi) Mr. Bologna not being elected as a member of our Board of

Directors or (vii) a change of control as used in the employment agreement; provided, that in the case of subparagraphs (i), (ii) or (iii) there shall be no good reason unless Mr. Bologna provides our Board of Directors with written notice reasonably detailing the purported basis for the good reason and we fail to remedy within 30 days after its receipt of such notice.

Under the employment agreement, a “change of control” shall occur on the date that either of the following occurs: (i) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of our securities representing more than 50% of the total voting power represented by our then outstanding voting securities (excluding for this purpose our company or its affiliated entities or any of our executive benefit plans) or (ii) a merger or consolidation of the Company whether or not approved by our Board of Directors, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by our voting securities or the voting securities of such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation, or the consummation of an agreement for the sale or disposition of all or substantially all of our assets.

Termination and Change of Control Arrangements with James F. Smith, Vice President and Chief Financial Officer

Pursuant to our employment agreement with Mr. Smith, in the event of a change of control, all stock options held by Mr. Smith which have not previously vested shall immediately vest and become fully exercisable.

If Mr. Smith’s employment under his employment agreement is terminated by us for cause, or death or disability, or the term of the employment agreement expires, we will pay to Mr. Smith his accrued but unpaid salary, his accrued unused vacation and his unreimbursed expenses. If Mr. Smith’s employment under the employment agreement is terminated by us without cause, but not as a result of a change of control, then (i) we will pay to Mr. Smith his accrued but unpaid salary, his accrued unused vacation and his unreimbursed expenses, and (ii) we will pay Mr. Smith severance consisting of a payment either, in accordance with our usual payroll practices, in a lump sum or in up to four payments within six months after his termination in an amount equal to six months base salary. If Mr. Smith’s employment under his employment agreement is terminated by us within nine months following a change of control, and provided Mr. Smith is not offered employment with any successor or surviving entity at substantially equal or better terms and conditions, then we will pay Mr. Smith severance equal to 18 months base salary, in accordance with our usual payroll practices, in a lump sum or in up to four payments within 18 months.

Under the employment agreement, “cause” means that Mr. Smith has (i) intentionally committed an act or omission that materially harms us, (ii) been grossly negligent in performance of his duties to us, (iii) committed an act of moral turpitude, (iv) committed an act of fraud or material dishonesty in discharging his duties to us, (v) breached any material provision of the employment agreement or any nondisclosure or non-competition agreement between us and Mr. Smith that results in material harm to us, or (vi) breached any provision of any code of conduct or ethics policy in effect at the Company; provided, that in the case of subparagraph (ii) where such gross negligence and the effects of such gross negligence are capable of remedy by Mr. Smith, there shall be no cause unless we provide Mr. Smith with written notice reasonably detailing the purported basis for the cause and Mr. Smith fails to remedy within 30 days after his receipt of such notice.

Under the employment agreement, a “change of control” shall occur on the date that either of the following occurs: (i) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of our securities representing more than 50% of the total voting power represented by our then outstanding voting securities (excluding for this purpose our company or its affiliated entities or any of our employee benefit plans) or (ii) a merger or consolidation of the Company whether or not approved by our Board of Directors, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by our voting securities or the voting securities of such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation, or the consummation of an agreement for the sale or disposition of all or substantially all of our assets.

Termination and Change of Control Arrangements with William J. Thomas, Vice President and General Counsel

Pursuant to our employment agreement with Mr. Thomas, in the event of a change of control, all stock options held by Mr. Thomas which have not previously vested shall immediately vest and become fully exercisable.

If Mr. Thomas’ employment under his employment agreement is terminated by us for cause, or death or disability, or the term of the employment agreement expires, we will pay to Mr. Thomas his accrued but unpaid salary, his accrued unused vacation and his unreimbursed expenses. If Mr. Thomas’ employment under the employment agreement is terminated by us without cause, then (i) we will pay to Mr. Thomas his accrued but unpaid salary, his accrued unused vacation and his unreimbursed expenses, and (ii) we will pay Mr. Thomas severance consisting of a payment either, in accordance with our usual payroll practices, in a lump sum or in up to four payments within six months after his termination in an amount equal to six months base salary.

Under the employment agreement, “cause” means that Mr. Thomas has (i) intentionally committed an act or omission that materially harms us, (ii) been grossly negligent in performance of his duties to us, (iii) committed an act of moral turpitude, (iv) committed an act of fraud or material dishonesty in discharging his duties to us, (v) breached any material provision of the employment agreement or any other agreement with the Company that results in material harm to us, or (vi) breached any provision of any code of conduct or ethics policy in effect at the Company; provided, that in the case of subparagraph (ii) where such gross negligence and the effects of such gross negligence are capable of remedy by Mr. Thomas, there shall be no cause unless we provide Mr. Thomas with written notice reasonably detailing the purported basis for the cause and Mr. Thomas fails to remedy within 30 days after his receipt of such notice.

Under the employment agreement, a “change of control” shall occur on the date that either of the following occurs: (i) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of our securities representing more than 50% of the total voting power represented by our then outstanding voting securities (excluding for this purpose our company or its affiliated entities or any of our employee benefit plans) or (ii) a merger or consolidation of the Company whether or not approved by our Board of Directors, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by our voting securities or the voting securities of such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation, or the consummation of an agreement for the sale or disposition of all or substantially all of our assets.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options outstanding on December 31, 2010, the last day of our most recently completed fiscal year, to each of the individuals named in the Summary Compensation Table.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Thomas A. Bologna	600,000	—		4.53	4/25/16
	90,625	54,375	(1)	3.03	6/05/18
	170,000	—		1.54	6/25/19
	24,792	145,208	(2)	1.64	5/26/20

James F. Smith	59,375	15,625	(3)	5.54	10/31/17
	15,734	9,441	(4)	3.03	6/05/18
	45,000	—		1.54	6/25/19
	6,563	38,437	(5)	1.64	5/26/20

William J. Thomas	57,813	17,187	(3)	4.59	11/19/17
	12,778	7,667	(6)	3.03	6/05/18
	45,000	—		1.54	6/25/19
	6,563	38,437	(5)	1.64	5/26/20

(1)	This option vests as to 3,021 shares on a monthly basis.
(2)	This option vests as to 3,542 shares on a monthly basis
(3)	This option vests as to 1,562 shares on a monthly basis.
(4)	This option vests as to 524 shares on a monthly basis.
(5)	This option vests as to 938 shares on a monthly basis.
(6)	This option vests as to 426 shares on a monthly basis.

Director Compensation Table

The following table sets forth a summary of the compensation earned by our directors for the fiscal year ended December 31, 2010, other than Thomas A. Bologna, our President and Chief Executive Officer.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
James Beery(2)	44,500	—		44,500
Eugene I. Davis(3)	—	—		—
Bruce D. Dalziel(4)	22,426	102,498	(5)	124,924
James M. Hart, Ph.D.(6)	23,470	74,242	(7)	97,712
Sidney M. Hecht, Ph.D.(8).	33,500	—		33,500
Stefan Loren, Ph.D.(9)	—	—		—
Kenneth D. Noonan, Ph.D.(10).	23,500	—		23,500
Nicole S. Williams(11)	38,000	—		38,000

(1)

The amounts reported in the Option Awards column represent the aggregate grant date fair value of the stock options computed in accordance with ASC Topic 718 granted to our directors during 2010. Pursuant to SEC rules, the amounts reported exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions made in calculating the aggregate grant date fair value amounts for the options granted in 2010 are described in Note 2 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010, filed with the SEC on March 15, 2011.

(2)	Mr. Beery served as a member of our Board of Directors and as Chairman during 2010 and did not stand for re-election at the 2010 annual stockholders meeting.
(3)	Mr. Davis was elected to the Board of Directors effective November 9, 2010. As of December 31, 2010, Mr. Davis held no options to purchase shares of Common Stock.
(4)	Mr. Dalziel was elected to the Board of Directors effective April 1, 2010.
(5)	Represents the aggregate grant date fair value of options computed in accordance with ASC Topic 718 granted to Mr. Dalziel to purchase 61,882 shares of Common Stock on April 1, 2010 ($77,167 grant date fair value) and 18,439 shares of Common Stock on May 5, 2010 ($25,331 grant date fair value). As of December 31, 2010, Mr. Dalziel held options to purchase 80,321 shares of Common Stock, of which 13,003 were vested.
(6)	Dr. Hart was elected to the Board of Directors effective January 1, 2010.
(7)	Represents the aggregate grant date fair value of options computed in accordance with ASC Topic 718 granted to Dr. Hart to purchase 64,157 shares of Common Stock on January 1, 2010. As of December 31, 2010, Dr. Hart held options to purchase 64,157 shares of Common Stock, of which 19,604 were vested.
(8)	Dr. Hecht served as a member of our Board of Directors during 2010 and did not stand for re-election at the 2010 annual stockholders meeting.
(9)	Dr. Loren was elected to the Board of Directors effective November 9, 2010. As of December 31, 2010, Dr. Loren held no options to purchase shares of Common Stock.
(10)	Dr. Noonan served as a member of our Board of Directors during 2010 and did not stand for re-election at the 2010 annual stockholders meeting.
(11)	As of December 31, 2010, Ms. Williams held options to purchase 182,666 shares of Common Stock, of which 151,229 were vested.

Director Compensation Policy

Mr. Bologna, our President and Chief Executive Officer, is not paid any fees or other compensation for services as a member of our Board of Directors or of any committee of our Board of Directors.

On September 3, 2010, Accipiter and the Company entered into an agreement, pursuant to which the Company agreed, as soon as practicable following the 2010 annual meeting of stockholders, to engage a third party compensation consultant to conduct a director compensation study and to implement compensation and stock ownership guidelines based upon the recommendations of such study, subject to the review and approval of the recommendations by the Board of Directors. Compensation guidelines shall evaluate the compensation of directors over an entire three-year term of service. Stock ownership guidelines shall take into account the time of service of each member of the Board. Any failure of a member of the Board of Directors to comply with the new guidelines may not be remedied through the grant by the Company of additional shares of restricted stock or options, nor through the payment by the Company for future or past services in lieu of cash. The guidelines will obligate all members of the Board to be in compliance with said guidelines within the earlier of nine months of the adoption by the Board of the guidelines or the date of the 2011 annual meeting of stockholders of the Company. The Company also agreed that no additional equity compensation will be issued to non-executive directors of the Company until the compensation study is completed.

Cash Compensation

The non-employee members of our Board of Directors are entitled to receive cash compensation in accordance with the following schedule:

Board of Directors:
Annual retainer-Chairperson	$25,000
Annual retainer-Director	$12,500
In person meeting fee	$3,000
Telephonic meetings will be paid at the prorated level of $500 per hour.

Audit Committee:
Annual retainer-Chairperson	$5,000
Annual retainer-committee members	$1,500
In person meeting fee	$1,000
In person meeting fee (meetings held on days separate from full Board meeting)	$3,000
Telephonic meetings will be paid at the prorated level of $500 per hour.

Compensation Committee:
No annual retainer to be paid to Compensation Committee Chairperson or members.
In person meeting fee	$1,000
In person meeting fee (meetings held on days separate from full Board meeting)	$3,000
Telephonic meetings will be paid at the prorated level of $500 per hour.

Nominating and Governance Committee:
No annual retainer to be paid to Compensation Committee Chairperson or members.
In person meeting fee	$1,000
In person meeting fee (meetings held on days separate from full Board meeting)	$3,000
In person interview of Board candidate (where Committee member travels to meet candidate)	$2,000
Telephonic meetings will be paid at the prorated level of $500 per hour.

Unless otherwise approved by the Board of Directors, any other committees of the Board of Directors shall be treated at the same level of the Compensation Committee.

Equity Compensation

Pursuant to the agreement with Accipiter entered into on September 3, 2010, the Company agreed that no additional equity compensation will be issued to non-executive directors of the Company until a compensation study is completed after the 2010 annual meeting of stockholders. Prior to the execution of the agreement, non-employee members of the Board of Directors and committee members automatically received stock option grants both upon initially joining the Board of Directors or a committee thereof and on an annual basis in accordance with the following schedule, which grants were non-qualified stock options under our Amended and Restated 2005 Stock Plan, which typically vested in monthly increments over three years:

Board of Directors:
Initial grant	$100,000
Annual grant	$75,000

(1)	The number of options is determined based on 30-day trailing average stock price (i.e., $100,000 divided by the 30-day trailing average stock price on date of grant).
(2)	Exercise price shall be equal to fair market value on date of grant as determined pursuant to the equity compensation plan under which the options are granted.
(3)	After initial grant, director(s) must be in position for at least 3 months before qualifying for any annual grant.

Audit Committee:
Initial/annual grant-Chairperson	$35,000
Initial/annual grant -committee members	$25,000

(1)	The number of options is determined based on 30-day trailing average stock price (i.e., $35,000 divided by the 30-day trailing average stock price on date of grant).
(2)	Exercise price shall be equal to fair market value on date of grant as determined pursuant to the equity compensation plan under which the options are granted.
(3)	After initial grant, director(s) must be in position for at least 3 months before qualifying for any annual grant.

Compensation Committee:
Initial/annual grant-Chairperson	$15,000
Initial/annual grant-committee members	$10,000

(1)	The number of options is determined based on 30-day trailing average stock price (i.e., $15,000 divided by the 30-day trailing average stock price on date of grant).
(2)	Exercise price shall be equal to fair market value on date of grant as determined pursuant to the equity compensation plan under which the options are granted.
(3)	After initial grant, director(s) must be in position for at least 3 months before qualifying for any annual grant.

Expense Reimbursement

We reimburse each member of our Board of Directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the Board of Directors.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Common Stock as of April 15, 2011, except as otherwise noted, for (a) each stockholder known by the Company to own beneficially more than 5% of the Company’s Common Stock; (b) each of our directors; (c) each executive officer named in the Summary Compensation Table above; and (d) all current directors and executive officers of the Company as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of Common Stock that may be acquired by an individual or group within the 60-day period following April 15, 2011 pursuant to the exercise of options, warrants, or rights to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group shown in the table. Percentage of ownership is based on 29,992,186 shares of Common Stock outstanding as of April 15, 2011. The amounts set forth below give effect to the accelerated vesting of stock options that will result from the transactions contemplated by the Merger Agreement. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them based on information provided to us by these stockholders. Unless otherwise indicated, the address for each director and executive officer is c/o Orchid Cellmark Inc., 4390 U.S. Route One, Princeton, New Jersey 08540.

	Amount and Nature of Beneficial Ownership
	Common Stock
5% Holders, Directors and Executive Officers	Number(1)		Percent
Bridger Management, LLC	3,962,179	(3)	13.2%
90 Park Avenue, 40th Floor New York, NY 10016(2)
Accipiter Capital Management LLC	3,923,498	(3)	13.1%
666 5th Avenue, 35th Floor New York, NY 10103(4)
Royce & Associates, LLC	2,325,522	(3)	7.8%
745 Fifth Avenue New York, NY 10151
Samana Capital L.P.	2,145,798	(3)	7.2%
283 Greenwich Avenue Greenwich, CT 06830(5)
Thomas A. Bologna(6)	1,249,478		4.0%
Bruce D. Dalziel(7)	80,321		*
Eugene I. Davis	—		*
James M. Hart, Ph.D.(7)	64,157		*
Stefan Loren(8)	2,000		*
James F. Smith(9)	193,275		*
William J. Thomas(10)	186,445		*
Nicole S. Williams(7)	182,666		*
All current directors and executive officers as a group (nine persons)(11)	2,106,842		6.6%

*	Represents beneficial ownership of less than 1% of the Common Stock outstanding.
(1)	Attached to each share of Common Stock is a preferred share purchase right to acquire one one-hundredth of a share of our series A junior participating preferred stock, par value $0.001 per share, which preferred share purchase rights are not presently exercisable.
(2)

Represents shares of Common Stock held by accounts managed by Bridger Management, LLC. Robert C. Mignone is the managing member of each of Bridger Management, LLC. As a result, Mr. Mignone and Bridger Management, LLC may be deemed to be the beneficial owners of all shares managed by Bridger

Management, LLC. One of the accounts managed by Bridger Management, LLC, Swiftcurrent Offshore, Ltd., located at Cayman Corporate Centre, 27 Hospital Road, P.O. Box 1748GT, George Town, Grand Cayman, Cayman Islands, beneficially owns 2,471,579 shares of such Common Stock, or 8.2% of the outstanding shares of Common Stock.

(3)	The number of shares is based on the most recent filing with the SEC by the stockholder.
(4)	Represents shares owned by Accipiter Life Sciences Fund, LP (“ALSF”) and Accipiter Life Sciences Fund (Offshore), Ltd. (“Offshore”). Accipiter Capital Management, LLC (“Management”) is the investment manager of Offshore. Candens Capital, LLC (“Candens”) is the general partner of ALSF. Gabe Hoffman is the managing member of each of Management and Candens. As a result, Gabe Hoffman, Management and Candens may be deemed to be the beneficial owners of all shares held by ALSF and Offshore. Each of ALSF, Offshore, Management, Candens and Mr. Hoffman disclaims beneficial ownership of the securities beneficially owned by Accipiter and the other members of the group except to the extent of his or its pecuniary interest therein.
(5)	Morton Holdings, Inc. (“MH”) is the general partner of Samana Capital, L.P. Each of MH and Philip B. Korsant may be deemed to beneficially own the Common Stock as a result of the direct or indirect power to vote or dispose of such stock.
(6)	Includes 5,626 shares of Common Stock held by the Thomas A. Bologna and Kathy M. Bologna Trust (the “Bologna Trust”) and 1,085,000 shares of Common Stock subject to options. Mr. Bologna shares voting and investment power over the shares held by the Bologna Trust.
(7)	Represents shares of Common Stock subject to options.
(8)	Represents shares of outstanding Common Stock.
(9)	Includes 190,175 shares of Common Stock subject to options.
(10)	Consists of 1,000 shares of Common Stock held in Mr. Thomas’ IRA and 185,445 shares of Common Stock subject to options.
(11)	Consists of the securities described in footnotes 6-10 and 8,500 shares of outstanding Common Stock and 140,000 shares of Common Stock subject to options held by one executive officer not named in the table.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policy for Approval of Related Person Transactions

Pursuant to the written charter of our Audit Committee, the Audit Committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any of the following persons has or will have a direct or indirect material interest:

•	our executive officers;

•	our directors;

•	the beneficial owners of more than 5% of our securities;

•	the immediate family members of any of the foregoing persons; and

•	any other persons whom the Board determines may be considered related persons.

For purposes of these procedures, “immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and any person (other than a tenant or employee) sharing the household with the executive officer, director or 5% beneficial owner.

Transactions with Related Persons

Except as otherwise described in this Information Statement, we are not now, nor have we been since the beginning of 2009, party to any transaction or series of similar transactions in which the amount involved exceeded or exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our Common Stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors, which consists entirely of directors who meet the independence and experience requirements of the Nasdaq Stock Market LLC, has furnished the following report:

The Audit Committee assists the Board of Directors in overseeing and monitoring the integrity of our financial reporting process, compliance with legal and regulatory requirements and the quality of our internal and external audit processes. The Audit Committee’s role and responsibilities are set forth in a charter adopted by the Board of Directors. The Audit Committee reviews and reassesses its charter annually and recommends any changes to the Board of Directors for approval. The Audit Committee revised its charter in March 2010. The revised Audit Committee charter is available on our website at www.orchidcellmark.com by first clicking on the section for “Investor Relations” and then “Corporate Governance.” The Audit Committee is responsible for overseeing our overall financial reporting process, the adequacy of our system of internal controls, and for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. In fulfilling its responsibilities for the fiscal year ended December 31, 2010, the Audit Committee took the following actions:

•

Reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2010 with management and Grant Thornton LLP, our independent registered public accounting firm;

•

Discussed with Grant Thornton LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, relating to the conduct of the audit; and

•

Received written disclosures and the letter from Grant Thornton LLP regarding its independence as required by applicable requirements of the Public Company Accounting Oversight Board regarding Grant Thornton LLP communications with the Audit Committee and the Audit Committee further discussed with Grant Thornton LLP their independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the committee determined appropriate.

The Audit Committee reviews and discusses with management and the independent auditors all annual and quarterly financial statements and quarterly financial press releases prior to their issuance. The Audit Committee’s discussions with management and the independent auditors include a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The members of the Audit Committee are not professional accountants or auditors and, in performing their oversight role, rely without independent verification on the information and representations provided to them by management and the independent registered public accounting firm. Accordingly, the Audit Committee’s oversight does not provide an independent basis to certify that the audit of our financial statements has been carried out in accordance with the generally accepted accounting standards, that the financial statements are presented in accordance with accounting principles generally accepted in the United States or that the independent registered public accounting firm is in fact “independent”.

Based on the Audit Committee’s review of the audited consolidated financial statements and discussions with management and Grant Thornton LLP, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Nicole S. Williams (Chairperson)

Bruce D. Dalziel

Stefan Loren

Annex II

April 5, 2011

The Special Committee of the Board of Directors

The Board of Directors

Orchid Cellmark Inc.

4390 U.S. Route One

Princeton, NJ 08450

Members of the Special Committee and the Board of Directors:

You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Special Committee and the Board of Directors of Orchid Cellmark Inc. (“Orchid Cellmark”) as to the fairness, from a financial point of view, to the stockholders of Orchid Cellmark, of the Offer Price (as defined below) to be paid to holders of the Orchid Cellmark Common Stock (as defined below) in the Offer (as defined below) and Merger (as defined below), pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among Laboratory Corporation of America Holdings (“Parent”), OCM Acquisition Corp. (“Purchaser”) and Orchid Cellmark. The Agreement provides for, among other things, (i) that the Purchaser shall commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Orchid Cellmark’s common stock, par value $0.001 (“Orchid Cellmark Common Stock”), at a price per share equal to $2.80 in cash (the “Offer Price”); and (ii) following consummation of the Offer, the Purchaser shall merge with and into Orchid Cellmark (the “Merger”) pursuant to which each outstanding share of the Orchid Cellmark Common Stock, not validly tendered in the Offer and not withdrawn, will be converted into the right to receive the Offer Price.

In arriving at our Opinion, we:

(a)	reviewed the draft, dated April 5, 2011, of the Agreement by and among Parent, Purchaser and Orchid Cellmark, together with the exhibits and schedules thereto;

(b)	reviewed audited financial statements of Orchid Cellmark for fiscal years ended December 31, 2010, December 31, 2009, and December 31, 2008;

(c)	reviewed financial forecasts and estimates relating to Orchid Cellmark, prepared by the senior management of Orchid Cellmark;

(d)	reviewed the current and historical market prices and trading volumes of Orchid Cellmark Common Stock;

(e)	held discussions with members of the Special Committee of the Board of Directors of Orchid Cellmark (the “Special Committee”), the Board of Directors of Orchid Cellmark (the “Board”) and the senior management of Orchid Cellmark with respect to the businesses and prospects of Orchid Cellmark;

(f)	held discussions, at the direction of Orchid Cellmark, with selected third parties to solicit indications of interest in a possible acquisition of all or a portion of Orchid Cellmark;

(g)	reviewed and analyzed certain publicly available financial data for Orchid Cellmark and for companies that we deemed relevant in evaluating Orchid Cellmark;

(h)	reviewed and analyzed certain publicly available financial information for transactions that we deemed relevant in evaluating the Offer and Merger;

The Special Committee of the Board of Directors

The Board of Directors

Orchid Cellmark Inc.

April 5, 2011

(i)	analyzed the estimated present value of the future cash flows of Orchid Cellmark based on financial forecasts and estimates prepared by the senior management of Orchid Cellmark;

(j)	reviewed and analyzed the financial terms, including the premiums paid, based on publicly available information, in merger and acquisition transactions we deemed relevant in evaluating the Offer and Merger;

(k)	reviewed certain other public information concerning Orchid Cellmark; and

(l)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by the Special Committee, the Board, Orchid Cellmark and its employees, representatives and affiliates or otherwise reviewed by us. With respect to the financial forecasts and estimates relating to Orchid Cellmark referred to above, we have assumed, at the direction of Orchid Cellmark and with Orchid Cellmark’s consent, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of Orchid Cellmark as to the future financial condition and operating results of Orchid Cellmark and that the financial results reflected in such forecasts and estimates will be achieved at the times and in the amounts projected. We express no opinion with respect to such forecasts and estimates or the estimates and judgments on which they are based. At the direction of representatives of Orchid Cellmark, we also assumed that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with the consent of Orchid Cellmark, that the Offer and Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Offer and Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Orchid Cellmark or the Offer or Merger. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Orchid Cellmark.

We are not expressing any opinion as to the underlying valuation, future performance or long term viability of Orchid Cellmark, the price at which Orchid Cellmark will trade at any time.

We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Offer or Merger (other than the Offer Price to the extent expressly specified herein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Offer or Merger or otherwise, including, without limitation, the fairness of the amount or nature of the compensation resulting from the Offer or Merger to any individual officers, directors or employees of Orchid Cellmark, or class of such persons, relative to the Offer Price (other than in connection with their ownership of Orchid Cellmark common stock and the Offer Price to be paid to them solely as a result thereof). In addition, we express no view as to, and our Opinion does not address, the underlying business decision of Orchid Cellmark to proceed with or effect the Merger nor does our Opinion address the relative merits of the Offer or Merger as compared to any alternative business strategies that might exist for Orchid Cellmark or the effect of any other transaction in which Orchid Cellmark might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and were disclosed to us as of the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

The Special Committee of the Board of Directors

The Board of Directors

Orchid Cellmark Inc.

April 5, 2011

The issuance of this Opinion was approved by an authorized committee of Oppenheimer. As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to Orchid Cellmark in connection with the Offer and Merger and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Merger. We in the past have performed investment banking services for Orchid Cellmark unrelated to the Offer and Merger, for which services we have received compensation, including acting as the exclusive financial advisor to Orchid Cellmark in connection with a possible acquisition. In the ordinary course of business, we and our affiliates may actively trade securities of Orchid Cellmark for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Offer Price provided for in the Agreement to be paid to the holders of the Orchid Cellmark Common Stock in the Offer and the Merger is fair, from a financial point of view, to such holders. This Opinion is for the use of the Special Committee and the Board in its evaluation of the Offer and Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Offer and Merger.

This opinion may be reproduced in full in any document that is required to be filed with the Securities and Exchange Commission or mailed by Orchid Cellmark to shareholders of Orchid Cellmark in connection with the Offer but may not otherwise be disclosed publicly in any manner without Oppenheimer’s prior written approval. Orchid Cellmark may also include references to Oppenheimer & Co, Inc. and summarize this opinion (in each case in such form as Oppenheimer shall provide or pre-approve, such approval not to be unreasonably withheld or delayed) in any such document.

Very truly yours,

/s/ Oppenheimer & Co. Inc.
OPPENHEIMER & CO. INC.

Annex III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

APPRAISAL RIGHTS

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

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or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this

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section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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